Branch 18
811-8962

40-33

FRANKLIN TEMPLETON
INVESTMENTS

RECEIVED
JUN 23 2004
SEC MAIL PROCESSING SECTION
WASH. D.C. 158

Franklin Advisers, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

RECEIVED BY THE BRANCH OF DOCUMENT CONTROL
SEP 7 2004
FROM I K
BY E

June 22, 2004

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: Filings for All Listed Parties in Attached Exhibit A, as applicable, Pursuant to Section 33(a) of the Investment Company Act of 1940, as amended (the "1940 Act").

Ladies and Gentlemen:

Enclosed for filing pursuant to Section 33(a) of the 1940 Act, on behalf of all listed parties named in attached Exhibit A, as applicable, is a copy of a Complaint filed by a shareholder of the Fund in the United States District Court, District of Massachusetts, in the matter of Bahe v. Franklin/Templeton Distributors, Inc., et al. (04-11195 PBS).

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

If you have any questions, please contact me at (650) 312-4843.

Sincerely,

Aliya Gordon

Aliya Gordon
Associate Corporate Counsel

04042445

Enclosure

Barbara J. Green, Esq. (w/o enclosure)
Murray L. Simpson, Esq. (w/o enclosure)

PROCESSED
SEP 09 2004
THOMSON
FINANCIAL

FRANKLIN TEMPLETON
INVESTMENTS

Franklin Advisers, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

June 22, 2004

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: Filings for All Listed Parties in Attached Exhibit A, as applicable, Pursuant to Section 33(a) of the Investment Company Act of 1940, as amended (the "1940 Act").

Ladies and Gentlemen:

Enclosed for filing pursuant to Section 33(a) of the 1940 Act, on behalf of all listed parties named in attached Exhibit A, as applicable, is a copy of a Complaint filed by a shareholder of the Fund in the United States District Court, District of Massachusetts, in the matter of Bahe v. Franklin/Templeton Distributors, Inc., et al. (04-11195 PBS).

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

If you have any questions, please contact me at (650) 312-4843.

Sincerely,

Aliya Gordon
Associate Corporate Counsel

Enclosure

Barbara J. Green, Esq. (w/o enclosure)
Murray L. Simpson, Esq. (w/o enclosure)

Exhibit A		
Fund/Trust Name	***811 Number***	***Adviser***
Adjustable Rate Securities Portfolio	811-6242	Franklin Advisers, Inc.
Franklin California Tax-Free Income Fund, Inc.	811-730	Franklin Advisers, Inc.
Franklin California Tax-Free Trust	811-4356	Franklin Advisers, Inc.
Franklin Capital Growth Fund	811-334	Franklin Advisers, Inc.
Franklin Custodian Funds, Inc.	811-537	Franklin Advisers, Inc.
Franklin Custodian Funds, Inc.– *Franklin Growth Fund*	811-537	Franklin Investment Advisory Services, Inc.
Franklin Federal Money Fund	811-3052	Franklin Advisers, Inc.
Franklin Federal Tax-Free Income Fund	811-3395	Franklin Advisers, Inc.
Franklin Floating Rate Master Trust	811-09869	Franklin Advisers, Inc.
Franklin Global Trust- -Global Aggressive Growth -Global Growth -Internat'l Smaller Cos. Growth	811-10157	Franklin Advisers, Inc. (subadvised by Fiduciary International, Inc.)
Franklin Global Trust- -Fiduciary European Smaller Companies		

-Fiduciary Large Capitalization Growth and Income -Fiduciary Small Capitalization Equity -Fiduciary Core Fixed Income -Fiduciary Core Plus Fixed Income -Fiduciary High Income	811-10157	Fiduciary International, Inc. (subadvised by Franklin Advisers, Inc.)
Franklin Gold and Precious Metals	811-1700	Franklin Advisers, Inc.
Franklin High Income Trust	811-1608	Franklin Advisers, Inc.
Franklin Investors Securities Trust	811-4986	Franklin Advisers, Inc.
Franklin Managed Trust	811-4894	Franklin Advisory Services, Inc.
Franklin Money Fund	811-2605	Franklin Advisers, Inc.
Franklin Municipal Securities Trust	811-6481	Franklin Advisers, Inc.
Franklin Mutual Series Fund, Inc.	811-5387	Franklin Mutual Advisers, Inc.
Franklin New York Tax-Free Income	811-3479	Franklin Advisers, Inc.
Franklin New York Tax-Free Trust	811-4787	Franklin Advisers, Inc.
Franklin Real Estate Securities Trust	811-8034	Franklin Advisers, Inc.
Franklin Strategic Mortgage Portfolio	811-7288	Franklin Advisers, Inc.
Franklin Strategic Series -all except U.S. Long-Short	811-6243	Franklin Advisers, Inc. (U.S. L-S subadvised by Franklin Templeton

		Alternative Strategies, Inc.
Franklin Tax-Exempt Money Fund	811-3193	Franklin Advisers, Inc.
Franklin Tax-Free Trust	811-4149	Franklin Advisers, Inc.
Franklin Templeton Fund Allocator Series	811-7851	Franklin Advisers, Inc.
Franklin Templeton Global Trust	811-4450	Franklin Advisers, Inc.
Franklin Templeton International Trust Templeton Foreign Smaller Cos. Templeton Global Long-Short	811-6336	Franklin Advisers, Inc. -subadvised by Templeton Investment Counsel, LLC and further subadvised by Franklin Templeton Investments (Asia) Limited -subadvised by Templeton Global Advisors, Ltd.
Franklin Templeton Money Fund Trust	811-8962	Franklin Advisers, Inc.
Franklin Templeton Variable Insurance Products Trust -Templeton Developing Markets -Templeton Global Asset Allocation -Templeton Growth Securities	811-5583	Franklin Advisers, Inc. Templeton Asset Management, Ltd. Templeton Investment Counsel, Inc. (subadvised by Franklin Advisers, Inc.)

		-Templeton Global Advisors, Ltd. (subadvised by Templeton Asset Management, Ltd.
Franklin Value Investors Trust	811-5878	Franklin Advisory Services, LLC
Institutional Fiduciary Trust	811-4267	Franklin Advisers, Inc.
The Money Market Portfolios	811-7038	Franklin Advisers, Inc.
Franklin Universal Trust (closed end)	811-5569	Franklin Advisers, Inc.
Templeton China World	811-7876	Templeton Asset Management, Ltd.
Templeton Developing Markets Trust	811-6378	Templeton Asset Management, Ltd.
Templeton Funds, Inc.	811-2781	Templeton Global Advisors, Ltd.
Templeton Global Investment Trust	811-8226	*Templeton Internat'l (ex EM) Fund-* Templeton Global Advisors, Ltd. *FT Non-U.S. Dynamic Core Equity Series-* Franklin Templeton Alternative Strategies, Inc. -subadvised by Fiduciary Internat'l, Inc.
Templeton Global Opportunities Trust	811-5914	Templeton Investment Counsel, LLC
Templeton Global Smaller Companies Fund, Inc.	811-3143	Templeton Investment Counsel, LLC -subadvised by F-T Investments (Asia)

		Ltd
Templeton Growth Fund, Inc.	811-4892	Templeton Global Advisors, Ltd.
Templeton Income Trust	811-4706	Franklin Advisers, Inc.
Not sure if mentioned in Complaint directly, but Templeton Institutional Funds, Inc.	811-6135	*Emerging Markets Series* - Templeton Asset Management, Ltd. *Emerging Fixed Income Markets Series* - Franklin Advisers, Inc. *Foreign Equity Series* – Templeton Investment Counsel, Inc. *Foreign Smaller Companies Series* – Templeton Investment Counsel, LLC -subadvised by FT Investments (Asia) Limited *FT Non U.S. Core Equity Series* – FT Alternative Strategies, Inc. -subadvised by Fiduciary Internat'l, Inc.

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

FILED
IN CLERKS OFFICE
2004 JUN -3 P 3: 07

U.S. DISTRICT COURT
DISTRICT OF MASS.

ERIC R. BAHE, Custodian, CGM Roth Conversion IRA, Plaintiff, VS. FRANKLIN/TEMPLETON DISTRIBUTORS, INC., FRANK T. CROHN, BURTON J. GREENWALD, CHARLES RUBENS II, LEONARD RUBIN, and WILLIAM J. LIPPMAN, Defendants, and FRANKLIN BALANCE SHEET INVESTMENT FUND, Nominal Defendant.	Civil Action No. JURY TRIAL DEMANDED 04 - 11195 PBS MAGISTRATE JUDGE Bowler

DERIVATIVE COMPLAINT

INTRODUCTION

1. This is an action brought by the Plaintiff against the Defendants, derivatively on behalf of the Franklin Balance Sheet Investment Fund (the "Fund") for breach by the Defendants of their fiduciary duty to the Fund and the Fund's shareholders and for violation of Section 36(b) of the Investment Company Act of 1940 (the "Investment Company Act"), 15 U.S.C. §80a-35(b). Plaintiff alleges herein that Defendant Franklin/Templeton Distributors, Inc. ("Distributors") breached its fiduciary duty to the Fund and its shareholders and violated Section 36(b) of the Investment Company Act by charging and receiving from the Fund, Rule

12b-1 Distribution Fees (the "Distribution Fees") which are excessive. The Plaintiff further alleges that Defendants Frank T. Crohn, Burton J. Greenwald, Charles Rubens II, Leonard Rubin and William J. Lippman, the trustees of the Fund, violated their fiduciary duty to the Fund and its shareholders by approving the payment of the excessive Distribution Fees to Defendant Distributors. Plaintiff seeks recovery for the Fund, from Defendants, of the excessive Distribution Fees paid by the Fund to Defendant Distributors and an injunction, enjoining the continued payment of the Distribution Fees to the Defendant Distributors.

JURISDICTION AND VENUE

2. This action arises under and is brought pursuant to Section 36(b) of the Investment Company Act and the common law of the Commonwealth of Massachusetts.

3. This Court has jurisdiction over this action pursuant to Section 44 of the Investment Company Act and 28 U.S.C. §§1331 and 1332. The amount in controversy exceeds $75,000, exclusive of interest and costs.

4. Venue is proper in this district pursuant to Section 44 of the Investment Company Act and 28 U.S.C. §1391(b), because the Fund is organized pursuant to Massachusetts law and many of the acts complained of herein occurred in substantial part in this district.

5. In connection with the acts alleged in this Complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce including, but not limited to, the mail and the interstate telephonic voice and data communications.

PARTIES

6. The Plaintiff Eric R. Bahe, Custodian, CGM Roth Conversion IRA, ("Plaintiff") is a resident of the State of Illinois. In his capacity as Custodian of his CGM Roth Conversion IRA, he owns 155.76 shares of the Fund.

7. Defendant Franklin/Templeton Distributors, Inc. ("Distributors") is the principal underwriter of the Fund, and is a direct or indirect wholly-owned subsidiary of Franklin Resources, Inc. ("Resources"), which also indirectly wholly owns the Fund's investment advisor, Franklin Advisory Service LLC ("Franklin Advisory").

8. The Nominal Defendant, Franklin Balance Sheet Investment Fund (the "Fund"), is an open-end investment management company registered under the Investment Company Act. The Fund is a series of the Franklin Value Investors Trust (the "Trust"), which is a Massachusetts business trust.

9. Defendant Frank T. Crohn ("Crohn") is and has been a trustee of the Trust since 1989. Crohn is a resident of the State of New York.

10. Defendant Burton J. Greenwald ("Greenwald") is and has been a trustee of the Trust since 2001. Greenwald is a resident of the Commonwealth of Pennsylvania.

11. Defendant Charles Rubens II ("Rubens") is and has been a trustee of the Trust since 1989. Rubens is a resident of the State of New York.

12. Defendant Leonard Rubin ("Rubin") is and has been a trustee of the Trust since 1989. Rubin is a resident of the State of Florida.

13. Defendant William J. Lippman ("Lippman") is and has been a trustee of the Trust since 1989. He has also been President of Franklin Advisory since 1989 and Chief

Executive Officer-Investment Management of Franklin Advisory since 2002. Lippman is a resident of the State of New Jersey.

14. Defendants Crohn, Greenwald, Rubens, Rubin and Lippman are collectively referred to herein as the "Trustee Defendants."

15. The Trustee Defendants and the Defendant Distributors are collectively referred to herein as the "Defendants."

FACTS REGARDING THE FUND

16. The business and affairs of the Trust and of the Fund are purportedly managed under the direction of the Trust's Board of Trustees. The Board of Trustees of the Fund consists of the five Trustee Defendants.

17. The Fund is organized pursuant to the Agreement and Declaration of Trust of Franklin Balance Sheet Investment Fund, a Massachusetts business trust, dated September 11, 1989, which is filed with the Secretary of State of the Commonwealth of Massachusetts. Pursuant to the Certificate of Amendment of Agreement and Declaration of Trust of Franklin Balance Sheet Investment Fund dated September 21, 1995, which Certificate of Amendment is filed with the Secretary of State of the Commonwealth of Massachusetts, the September 11, 1989 Agreement and Declaration of Trust was amended to, *inter alia,* change the name of the Trust to the Franklin Value Investors Trust. The Fund is a series of the Franklin Value Investors Trust. The September 11, 1989 Agreement and Declaration of Trust, as amended by the September 21, 1995, Certificate of Amendment, is hereinafter referred to as the "Declaration of Trust."

18. Section 7 of the Declaration of Trust provides that the Fund is to be governed by and administered pursuant to the laws of the Commonwealth of Massachusetts. Specifically, that section of the Declaration of Trust provides as follows:

> Section 7. Applicable Law. This Agreement and Declaration of Trust is created under and is to be governed by and construed and administered according to the laws of The Commonwealth of Massachusetts. The Trust shall be of the type commonly called a Massachusetts business trust, and without limiting the provisions hereof, the Trust may exercise all powers which are ordinarily exercised by such a trust.

19. Distributors is an "affiliated company" and an "affiliated person" of Franklin Advisory, as those terms are defined in Sections 2(a)(2) and 2(a)(3)(C) of the Investment Company Act. Distributors is an affiliated person of Franklin Advisory as that term is used in Section 36(b) of the Investment Company Act.

20. Franklin Advisory is the "investment advisor" to the Fund, as that term is defined in Section 2(a)(20) of the Investment Company Act, and as that term is used in Section 36(b) of the Investment Company Act. Franklin Advisory is an "affiliated company" and an "affiliated person" of the Defendant Distributors as those terms are defined in Sections 2(a)(2) and 2(a)(3)(C) of the Investment Company Act. Franklin Advisory is an affiliated person of Distributors as that term is used in Section 36(b) of the Investment Company Act.

21. Defendant Lippman is considered by the Trust to be an "interested person" because he is an officer or director of some of the subsidiaries of Resources, which is the parent company of the Trust's investment advisor, Franklin Advisory, and Distributors, and hence he is not a disinterested trustee of the Trust.

22. The other current trustees of the Trust are Defendants Crohn, Greenwald, Rubens and Rubin.

23. Defendants Crohn, Greenwald, Rubens and Rubin have been designated by the Fund as persons who are not interested persons of the Trust, as defined in the Investment Company Act, and hence, they have been designated by the Fund as "Non-interested" trustees. Those Trustees are hereinafter collectively referred to as the "Non-interested Trustees" or "Independent Trustees" of the Trust and the Fund during the time that they served as trustees. The use of those terms to refer to those trustees is based upon that designation by the Fund, and is not a statement by Plaintiff that those Trustees have been properly designated as non-interested or independent trustees under the Investment Company Act.

24. The trustees of the Trust identified herein are sometimes collectively referred to herein as the "Trustees" or the "Board of Trustees" of the Trust and the Fund.

25. For all purposes under the Investment Company Act and SEC Rule 12b-1 promulgated thereunder, the Board of Trustees of the Trust constitute the "board of directors" of the Trust and the Fund as the term "board of directors" is used in the Investment Company Act and Rule 12b-1.

26. For all purposes under the Investment Company Act and SEC Rule 12b-1, the Trustees are the "directors" of the Trust and the Fund as the term "directors" is used in the Investment Company Act and Rule 12b-1.

27. Each of the "Non-interested" Trustees is a director or trustee of other portfolios in the Franklin fund complex. Defendant Crohn is a director or trustee of 5 portfolios in the Franklin fund complex, and Defendants Greenwald, Rubens and Rubin are each directors or

trustees of 12 portfolios in the Franklin fund complex, though not necessarily the same portfolios.

SUBSTANTIVE ALLEGATIONS

The Excessive Rule 12b-1 Distribution Fees

28. From its inception on April 2, 1990 through May 1, 2002, shares of the Fund could be purchased by the public, including persons or entities which were already shareholders of the Fund and persons and entities which were not yet shareholders of the Fund.

29. As of May 1, 2002, the Fund ceased offering and selling shares of the Fund to any investors who were not already shareholders of the Fund (with the exception of 529 Gift Product Investors and new participants in existing retirement plans). In the mutual fund industry, this is referred to as "closing" the Fund to new investors.

30. Accordingly, since May 1, 2002, no shares of the Fund have been sold to any investors who were not shareholders of the Fund prior to May 1, 2002 (with the exception of 529 Gift Product Investors and new participants in existing retirement plans). Likewise, since May 1, 2002, the only sales by the Fund of its shares have been to persons or entities which were shareholders of the Fund prior to May 1, 2002 (with the exception of 529 Gift Product Investors and new participants in existing retirement plans).

31. The period from May 1, 2002 to the present is sometimes referred to herein as the "Closed To New Investors Period."

32. SEC Rule 12b-1 permits, subject to specified requirements, the establishment by a registered open-end management investment company of a Rule 12b-1 plan and the entering into by a registered open-end management company, a Rule 12b-1 agreement, which plan and agreement provide for the payment by the registered open-end management investment company for activities which are primarily intended to result in the sale of shares issued by such company, including, but not necessarily limited to, advertising, compensation of underwriters, dealers, and sales personnel, the printing and mailing of prospectuses to other than current shareholders, and the printing and mailing of sales literature.

33. SEC Rule 12b-1 requires that:

a. any Rule 12b-1 plan providing for distribution payments to be made by a registered open-end management investment company, must be terminable at any time by a vote of a majority of the disinterested directors of the investment company;

b. any agreement to implement a Rule 12b-1 plan providing for distribution payments to be made by a registered open-end management investment company, must be terminable, without penalty, on 60 days notice by a vote of a majority of the disinterested directors of the investment company;

c. any Rule 12b-1 plan or agreement to implement such a plan, which provides that it shall continue in effect for more than one year, must provide that such continuance be specifically approved, at least annually, by a majority of the board of directors and a majority of the disinterested directors;

d. directors of an investment company may not approve the implementation or the continuation of a Rule 12b-1 plan, unless they conclude, in the exercise of reasonable business judgment and in light of their fiduciary duties under state law and under Sections 36(a) and (b) of the Investment Company Act, that there is a reasonable likelihood that the plan will benefit the investment company and its shareholders.

34. In light of the lack of any public sales or distribution of shares of the Fund since May 1, 2002, the costs incurred by the Defendant Distributors or any other affiliated company of the Defendants since May 1, 2002, for any activity which was or will be primarily intended to result in the sale of shares issued by the Fund since May 1, 2002, including, but not limited to, advertising, compensation of underwriters, dealers, and sales personnel, the printing and mailing of prospectuses to other than current shareholders, and the printing and mailing of sales literature, have been and will continue to be minimal.

35. The Fund enacted a plan (the "Plan") purportedly pursuant to SEC Rule 12b-1, pursuant to which the Fund would pay Distributors an annual Distribution Fee (paid out on an ongoing basis) equal to 0.25% of the net asset value of the Fund's Class A shares, 1% of the net asset value of the Fund's Class B and C shares and 0.5% of the net asset value of the Fund's Class R shares.

36. The Plan was approved by a unanimous vote of the Board of Trustees of the Fund and by a unanimous vote of the "Non-interested" Trustees.

37. The Fund also entered into an agreement with the Defendant Distributors (the "Agreement"), pursuant to the Plan and purportedly pursuant to Rule 12b-1, pursuant to which the Fund would pay the Distributors an annual Distribution Fee (paid out on an ongoing basis) equal to 0.25% of the net asset value of the Fund's Class A shares, 1% of the net asset value of the Fund's Class B and C shares, and 0.5% of the Fund's Class R Shares.

38. The Agreement was approved by a unanimous vote of the Board of Trustees of the Fund and by a unanimous vote of the "Non-interested" Trustees of the Fund.

39. The Plan and Agreement both provide (as required by Rule 12b-1(b)(3)(i)) that they may continue for more than one year only if they are specifically approved by a vote of the Board of Trustees and by a vote of the "Non-interested" Trustees, at least annually.

40. The Trustees and the "Non-interested" Trustees, specifically voted unanimously to continue the Plan and the Agreement, at least annually since their original approval of the Plan and the Agreement.

41. The Trustees, at least quarterly since the adoption of the Plan and the Agreement, have received a written report of the amounts paid by the Fund to Distributors and the purposes for which such expenditures were made. The Trustees did not vote to discontinue or terminate the Plan or the Agreement after receipt of any of those reports.

42. Since May 1, 2002, when the Fund ceased selling shares to the general public, the Fund has been charged by, and has paid to, Distributors, pursuant to the Plan and the Agreement, a Distribution Fee (paid on an ongoing basis) equal to approximately 0.25% of the net asset value of the Fund's Class A shares, 1% of the net asset value of the Fund's Class B and C shares, and 0.5% of the Fund's R shares per year. Plaintiff estimates that since May 1, 2002, the Fund paid Distributors more than $15 million in Distribution Fees. Plaintiff estimates that in the one year period prior to the filing of this action, the Fund paid Distributors more than $7.5 million in Distribution Fees.

43. The Distribution Fees paid by the Fund to Distributors during the Closed To New Investors Period were excessive, because those payments materially exceeded the

expenses incurred by the Defendant Distributors during that time period, which expenses were incurred primarily to result in the sale of shares issued by the Fund during that time period, including, but not limited to, advertising, compensation of underwriters, dealers, and sales personnel, the printing and mailing of prospectuses to other than current shareholders, and the printing and mailing of sales literature. In fact, as explained above, those expenses of the Defendant Distributors during the Closed To New Investors Period were minimal.

44. Plaintiff estimates that the Fund, after the filing of this Complaint, will continue to pay Distributors approximately the same periodic amounts for Distribution Fees as it has since May 1, 2002. Accordingly, the Plaintiff estimates that the Fund will pay Distributors more than $625,000 in Distribution Fees each month after the filing of this Complaint.

45. The Distribution Fees that will be paid by the Fund to Distributors after the filing of this Complaint will be excessive, because those payments will materially exceed the expenses that will be incurred by Distributors after the filing of the Complaint which expenses will be incurred primarily to result in the sale of shares issued by the Fund after the filing of this Complaint, including, but not limited to, advertising, compensation of underwriters, dealers, and sales personnel, the printing and mailing of prospectuses to other than current shareholders, and the printing and mailing of sales literature. In fact, as explained above, those expenses of Distributors after the filing of this Complaint will be minimal.

46. Because no sales of Fund shares have been, or will be, made to the public after May 1, 2002, the continuation of the Fund's Plan and the Fund's Agreement with the Defendant Distributors after May 1, 2002 was (and continues to be) without any reasonable basis because there was (and continues to be) no reasonable likelihood that the continuation

of the Plan and the Agreement during that time period would benefit the Fund or its shareholders.

47. Because no sales of Fund shares have been, or will be, made to the public after May 1, 2002, the payment by the Fund of the above referenced Distribution Fees since May 1, 2002, was (and continues to be) without any reasonable basis because there was (and continues to be) no reasonable likelihood that the payment by the Fund of the above-referenced Distribution Fees to the Defendant Distributors during that time period would benefit the Fund or its shareholders.

48. The Defendants have admitted that the purpose of the Plan and Agreement, prior to the Fund being closed to new investors on May 1, 2002, was to increase sales of the Fund's shares, which they believed would benefit the Fund and its shareholders.

49. The Defendants have also admitted that since the Fund was closed to new investors on May 1, 2002, the Plan and Agreement no longer served the purpose of increasing sales of the Fund's shares, and no longer benefitted the Fund and its shareholders by increasing sales of the Fund's shares.

50. Indeed, the Defendants have admitted that because the Fund is closed to new investors, some the Distribution Fees paid by the Fund to the Defendant Distributors benefits only Distributors, since those Distribution Fees are used to pay off loans on which Distributors, and not the Fund, is the obligor.

51. The admissions described in the preceding three paragraphs are contained in the Fund's Statement of Additional Information ("SAI") dated March 1, 2004, where the Rule 12b-1 fees are described as follows:

> **Distribution and service (12b-1) fees.** The board has adopted a separate plan pursuant to Rule 12b-1 for each class. Although the plans differ in some ways for each class, **each plan is designed to benefit each Fund and its shareholders**. **The plans are expected to**, among other things, **increase advertising of each Fund, encourage sales of each Fund** and service to its shareholders, **and increase or maintain assets of each Fund** so that certain fixed expenses may be spread over a broader asset base, resulting in lower per share expense ratios. In addition, a positive cash flow into a Fund is useful in managing the Fund because the manager has more flexibility in taking advantage of new investment opportunities and handling shareholder redemptions.
>
> **Under each plan, the Funds pay Distributors or others for the expenses of activities that are primarily intended to sell shares of the class.** These expenses also may include service fees paid to securities dealers or others who have executed a servicing agreement with a Fund, Distributors or its affiliates and who provide service or account maintenance to shareholders (service fees); the expenses of printing prospectuses and reports used for sales purposes, and of preparing and distributing sales literature and advertisements; and a prorated portion of Distributors' overhead expenses related to these activities. Together, these expenses, including the service fees, are "eligible expenses." The 12b-1 fees charged to each class are based only on the fees attributable to that particular class. **Because the Balance Sheet and MicroCap Value Funds are currently closed to new investors, the amounts paid by such Funds under their respective plans are** primarily to pay for ongoing shareholder servicing and **in the case of the Balance Sheet Fund's Class B plan, to pay third party financing entities that have provided financing to Distributors in connection with advancing commissions to securities dealers.**

Id. at 42-43, emphasis added.

52. The Trustees of the Fund have a fiduciary duty to the Fund and its shareholders under the common law of the Commonwealth of Massachusetts.

53. By approving of the continuation of the Plan and the Agreement since May 1, 2002, although there was no reasonable likelihood that payment by the Fund of the Distribution Fees set forth in the Plan and the Agreement after May 1, 2002 would benefit the Fund or its shareholders, the Trustees breached their fiduciary duty to the Fund and its shareholders under the common law of the Commonwealth of Massachusetts, and breached their obligations under SEC Rule 12b-1(e).

54. By approving of the continuation of the Plan and Agreement since May 1, 2002, although there was no reasonable likelihood that payment by the Fund of the Distribution Fees set forth in the Plan and Agreement after May 1, 2002 would benefit the Fund or its shareholders, the Trustee Defendants acted, or failed to act, with willful misfeasance, bad faith, gross negligence, and reckless disregard of the duties involved in the conduct of the office of Trustee.

55. By failing to terminate the Plan and Agreement since May 1, 2002, although there was no reasonable likelihood that payment by the Fund of the Distribution Fees set forth in the Plan and the Agreement after May 1, 2002 would benefit the Fund or its shareholders, the Trustees breached their fiduciary duty to the Fund and its shareholders under the common law of the Commonwealth of Massachusetts, and breached their obligations under SEC Rule 12b-1(e).

56. By failing to terminate the Plan and Agreement since May 1, 2002, although there was no reasonable likelihood that payment by the Fund of the Distribution Fees set forth in the Plan and the Agreement after May 1, 2002 would benefit the Fund or its shareholders, the Trustee Defendants engaged in conduct, and continue to engage in conduct, which

constituted and continues to constitute, wilful misfeasance, bad faith, gross negligence, and reckless disregard of the duties involved in the conduct of the office of the Trustee.

57. As an affiliated company of Franklin Advisory, the Fund's investment advisor, Distributors has a fiduciary duty to the Fund and its shareholders. As an affiliated company of Franklin Advisory, Distributors is liable under Sec. 36(b) of the Investment Company Act to the Fund for excessive compensation or payments paid to it by the Fund, within the period commencing one year prior to the filing of this action.

58. By collecting excessive Distribution Fees from the Fund since May 1, 2002, Distributors breached its fiduciary duty to the Fund and its shareholders and is liable for those excessive Distribution Fees paid to it by the Fund pursuant to Sec. 36(b) of the Investment Company Act, within the period commencing one year prior to the filing of this action.

59. As an affiliated company of Franklin Advisory, Distributors has a fiduciary duty to the Fund and its shareholders and is liable under the common law of the Commonwealth of Massachusetts for excessive compensation or payments paid to it by the Fund since May 1, 2002.

60. By collecting excessive Distribution Fees from the Fund since May 1, 2002, Distributors breached its fiduciary duty to the Fund and its shareholders and is liable for those excessive Distribution Fees paid to it by the Fund under the common law of the Commonwealth of Massachusetts.

61. By continuing to collect excessive Distribution Fees from the Fund after the filing of this Complaint, Distributors continue to breach its fiduciary duty to the Fund and its shareholders and to violate Sec. 36(b) of the Investment Company Act, and is liable for those

excessive Distribution Fees that will be paid to it by the Fund pursuant to Sec. 36(b) of the Investment Company Act and the common law of the Commonwealth of Massachusetts.

SECTION 36(b) DERIVATIVE ALLEGATIONS

62. This action is brought by the Plaintiff, derivatively, on behalf of the Fund, pursuant to Section 36(b) of the Investment Company Act, to recover excessive Rule 12b-1 Distribution Fees paid by the Fund to Distributors, during the period commencing one year prior to the commencement of this action.

63. The charging of and receiving of excessive distribution fees by Distributors from the Fund constituted a breach of Distributors fiduciary duty to the Fund and the shareholders of the Fund under Sec. 36(b) of the Investment Company Act.

64. This action is brought by the Plaintiff, derivatively, on behalf of the Fund, pursuant to Rule 36(b) of the Investment Company Act. Accordingly, the Plaintiff was not required to, and has not, made demand upon the Trustees of the Fund to bring this action on behalf of the Fund. *See, Daily Income, Inc. v. Fox,* 464 U.S. 523, 104 S.Ct. 831 (1984).

RULE 23.1, F. R. CIV. P., DERIVATIVE ALLEGATIONS

65. This action is also brought by the Plaintiff, derivatively, on behalf of the Fund, pursuant to Rule 23.1, F. R. Civ. P., to recover excessive Rule 12b-1 Distribution Fees paid by the Fund to Distributors during the Closed To New Investors Period.

66. The verification by the Plaintiff required by Rule 23.1, F. R. Civ. P., is filed herewith.

67. The charging of and receiving of excessive Distribution Fees by Distributors from the Fund constituted a breach of Distributors' fiduciary duty to the Fund and its shareholders, which fiduciary duty arises under and is governed by Massachusetts law.

68. The Trustee Defendants' voting to continue, and their failure to vote to discontinue, the Plan and the Agreement, after the Trustees caused the Fund to close to new investors constituted, and continues to be, a breach by the Defendant Trustees of their fiduciary duty, under Massachusetts law, to the Fund and its shareholders.

69. The Plaintiff has not made demand upon the Trustees that the Trustees cause the Funds to bring this action against the Defendants, to recover the excessive Distribution Fees which the Defendants have charged, and continue to charge the Fund, and to enjoin the continued payment of the excessive Distribution Fees, because the making of such demand in this case would have been futile and hence is excused.

70. Demand upon the Trustees to bring this action on behalf of the Fund, against the Defendants, would have been futile because:

a. the claims asserted herein against the Defendants are based upon the excessiveness of Distribution Fees charged to the Fund by Distributors pursuant to the Rule 12b-1 Plan and the Agreement, which the Trustees have specifically: i) voted to approve; ii) voted to continue on at least two occasions since May 1, 2002, when they closed the Fund to new investors, and iii) repeatedly, at least four times each year since May 1, 2002, failed to terminate after review of the quarterly information provided to them regarding the payment of the Rule 12b-1 Distribution Fees pursuant to SEC Rule 12b-1(e).

b. pursuant to Rule 12b-1 and the express terms of the Rule 12b-1 Plan, the

Plan can be terminated by the Trustees at any time, but the Trustees have failed to do so, and continue to fail to do so; and

c. pursuant to Rule 12b-1 and the express terms of the Rule 12b-1 Agreement, the Agreement with Distributors can be terminated by the Trustees at any time, without penalty, on 60 days notice to Distributors, but the Trustees have failed to do so, and continue to fail to do so.

71. Under these circumstances, each of the Trustees is deemed "interested" in the transactions and conduct at issue, because each of the Trustees ". . . is a party to the transactions and conduct." 1. ALI Principal of Corporate Government: Analysis and Recommendations Section 1.23(a)(1) (1994) as cited in *Harhen v. Brown*, 431 Mass. 838, 843 (2000).

72. There being no disinterested trustees with respect to this matter, demand on the Trustees would be futile.

73. That demand would be futile under these circumstances is reinforced by the following conclusion in *Daily Income Fund, Inc.*, 464 U.S. at 546 (Stevens, J., concurring):

> . . . a demand requirement would serve no meaningful purpose . . . the contract between the fund and its investment advisor had been expressly approved by the independent directors of the fund. Since the disinterested directors are required to review and approve all advisory fee contracts under §15 of the Act. . . a demand would be a futile gesture after directors have already passed on the contract. . . .

74. The Plaintiff has also not made demand on all of the shareholders of the Fund. There are tens of thousands of shareholders of the Fund. Under such circumstances, where there are a very large number of shareholders, demand on the shareholders is not required.

See, *Harhen v. Brown*, 431 Mass. 838, 849 (2000).

COUNT I

Against the Defendant Distributors Under Sec. 36(b) of the Investment Company Act

75. Plaintiff repeats and realleges all of the preceding paragraphs in this Complaint.

76. Distributors is liable to the Fund for breach of its fiduciary duty to the Fund and its shareholders and for violation of Sec. 36(b) of the Investment Company Act.

77. The Fund has been damaged by Distributors' breach of its fiduciary duty to the Fund and its shareholders and by its violation of Sec. 36(b) of the Investment Company Act.

78. Pursuant to Sec. 36(b) of the Investment Company Act, Distributors are liable to the Fund for the amount of Distribution Fees paid to Distributors by the Fund during the period beginning one year prior to the filing of this complaint.

COUNT II

Against The Defendant Distributors for Breach of Its Fiduciary Duty to the Fund and Its Shareholders Under Massachusetts Law

79. Plaintiff repeats and realleges all of the preceding paragraphs in this Complaint.

80. The Defendant Distributors is liable to the Fund for breach of its fiduciary duty to the Fund and its shareholders under Massachusetts law.

81. The Fund has been damaged by Distributors' breach of its fiduciary duties to the Fund and its shareholders under Massachusetts law, by the amount which Defendant

Distributors received from and will receive from the Fund as Distribution Fees during the Closed to New Investors Period.

COUNT III

Against The Trustee Defendants for Breach of Their Fiduciary Duty to the Fund and Its Shareholders Under Massachusetts Law

82. Plaintiff repeats and realleges all of the preceding paragraphs in this Complaint.

83. The Trustee Defendants are liable to the Fund for breach of their fiduciary duty to the Fund and its shareholders under Massachusetts law.

84. The Fund has been damaged by the Trustee Defendants' breach of their fiduciary duties to the Fund and its shareholders under Massachusetts law, by the amount which Distributors received from and will receive from the Fund as Distribution Fees during the Closed to New Investors Period.

WHEREFORE: Plaintiff prays this Honorable Court to:

A. Find the Defendant Distributors liable for breach of its fiduciary duty to the Fund and its shareholders and for violation of Sec. 36(b) of the Investment Company Act;

B. Find the Trustee Defendants and Defendant Distributors liable for breach of their fiduciary duties to the Fund and its shareholders under Massachusetts law;

C. Declare that the Distribution Fees that have been charged and continue to be charged by Distributors during the Closed to New Investors Period are excessive;

D. Issue a permanent injunction enjoining Distributors from continuing to charge or receive from the Fund the Distribution Fees which this Court finds to be excessive;

E. Issue a permanent injunction ordering the Trustee Defendants to terminate the Plan and Agreement and to cause the Fund to cease paying Distributors the excessive Distribution Fees.

F. Determine and award to the Fund from Distributors the amount of excessive Distribution Fees that Distributors has received from the Fund during the period beginning one year prior to the filing of this complaint;

G. Determine and award to the Fund from Distributors and the Defendant Trustees the amount of excessive Distribution Fees that Distributors have received from the Fund during the Closed to New Investors Period.

H. Award the Plaintiff his reasonable attorneys fees and costs; and

I. Grant any other further relief which this Court finds just and proper.

Dated: June 3, 2004

Submitted by the attorneys for the Plaintiff,

Edward F. Haber BBO No. 215620
Theodore M. Hess-Mahan BBO No. 557109
Shapiro Haber & Urmy LLP
Exchange Street
53 State Street
Boston, MA 02109
(617) 439-3939

OF COUNSEL:

Robert C. Schubert, Esq. (BBO No. 362242)
Juden Justice Reed, Esq.
Schubert & Reed LLP
Two Embarcadero Center, Suite 1600
San Francisco, CA 94111
(415) 788-4220

DECLARATION

Now comes Eric R. Bahe, Custodian, CGM Roth Conversion IRA, and he hereby deposes and says:

1. I am the Plaintiff in the action entitled *Eric R. Bahe, Custodian, CGM Roth Conversion IRA v. Franklin/Templeton Distributors, Inc. et al., derivatively on behalf of Franklin Balance Sheet Investment Fund.*

2. I have reviewed the Derivative Complaint in the action. The allegations in paragraph six of the Derivative Complaint are true and accurate to the best of my knowledge and belief.

Signed and sworn to this 13TH day of MAY, 2004, under the pains and penalties of perjury under the laws of the United States.

Eric R. Bahe, Custodian, CGM Roth Conversion IRA

Exhibit A		
Fund/Trust Name	***811 Number***	***Adviser***
Adjustable Rate Securities Portfolio	811-6242	Franklin Advisers, Inc.
Franklin California Tax-Free Income Fund, Inc.	811-730	Franklin Advisers, Inc.
Franklin California Tax-Free Trust	811-4356	Franklin Advisers, Inc.
Franklin Capital Growth Fund	811-334	Franklin Advisers, Inc.
Franklin Custodian Funds, Inc.	811-537	Franklin Advisers, Inc.
Franklin Custodian Funds, Inc.– *Franklin Growth Fund*	811-537	Franklin Investment Advisory Services, Inc.
Franklin Federal Money Fund	811-3052	Franklin Advisers, Inc.
Franklin Federal Tax-Free Income Fund	811-3395	Franklin Advisers, Inc.
Franklin Floating Rate Master Trust	811-09869	Franklin Advisers, Inc.
Franklin Global Trust- -Global Aggressive Growth -Global Growth -Internat'l Smaller Cos. Growth	811-10157	Franklin Advisers, Inc. (subadvised by Fiduciary International, Inc.)
Franklin Global Trust- -Fiduciary European Smaller Companies		

-Fiduciary Large Capitalization Growth and Income -Fiduciary Small Capitalization Equity -Fiduciary Core Fixed Income -Fiduciary Core Plus Fixed Income -Fiduciary High Income	811-10157	Fiduciary International, Inc. (subadvised by Franklin Advisers, Inc.)
Franklin Gold and Precious Metals	811-1700	Franklin Advisers, Inc.
Franklin High Income Trust	811-1608	Franklin Advisers, Inc.
Franklin Investors Securities Trust	811-4986	Franklin Advisers, Inc.
Franklin Managed Trust	811-4894	Franklin Advisory Services, Inc.
Franklin Money Fund	811-2605	Franklin Advisers, Inc.
Franklin Municipal Securities Trust	811-6481	Franklin Advisers, Inc.
Franklin Mutual Series Fund, Inc.	811-5387	Franklin Mutual Advisers, Inc.
Franklin New York Tax-Free Income	811-3479	Franklin Advisers, Inc.
Franklin New York Tax-Free Trust	811-4787	Franklin Advisers, Inc.
Franklin Real Estate Securities Trust	811-8034	Franklin Advisers, Inc.
Franklin Strategic Mortgage Portfolio	811-7288	Franklin Advisers, Inc.
Franklin Strategic Series -all except U.S. Long-Short	811-6243	Franklin Advisers, Inc. (U.S. L-S subadvised by Franklin Templeton

		Alternative Strategies, Inc.
Franklin Tax-Exempt Money Fund	811-3193	Franklin Advisers, Inc.
Franklin Tax-Free Trust	811-4149	Franklin Advisers, Inc.
Franklin Templeton Fund Allocator Series	811-7851	Franklin Advisers, Inc.
Franklin Templeton Global Trust	811-4450	Franklin Advisers, Inc.
Franklin Templeton International Trust Templeton Foreign Smaller Cos. Templeton Global Long-Short	811-6336	Franklin Advisers, Inc. -subadvised by Templeton Investment Counsel, LLC and further subadvised by Franklin Templeton Investments (Asia) Limited -subadvised by Templeton Global Advisors, Ltd.
Franklin Templeton Money Fund Trust	811-8962	Franklin Advisers, Inc.
Franklin Templeton Variable Insurance Products Trust -Templeton Developing Markets -Templeton Global Asset Allocation -Templeton Growth Securities	811-5583	Franklin Advisers, Inc. Templeton Asset Management, Ltd. Templeton Investment Counsel, Inc. (subadvised by Franklin Advisers, Inc.)

		-Templeton Global Advisors, Ltd. (subadvised by Templeton Asset Management, Ltd.
Franklin Value Investors Trust	811-5878	Franklin Advisory Services, LLC
Institutional Fiduciary Trust	811-4267	Franklin Advisers, Inc.
The Money Market Portfolios	811-7038	Franklin Advisers, Inc.
Franklin Universal Trust (closed end)	811-5569	Franklin Advisers, Inc.
Templeton China World	811-7876	Templeton Asset Management, Ltd.
Templeton Developing Markets Trust	811-6378	Templeton Asset Management, Ltd.
Templeton Funds, Inc.	811-2781	Templeton Global Advisors, Ltd.
Templeton Global Investment Trust	811-8226	*Templeton Internat'l (ex EM) Fund-* Templeton Global Advisors, Ltd. *FT Non-U.S. Dynamic Core Equity Series-* Franklin Templeton Alternative Strategies, Inc. -subadvised by Fiduciary Internat'l, Inc.
Templeton Global Opportunities Trust	811-5914	Templeton Investment Counsel, LLC
Templeton Global Smaller Companies Fund, Inc.	811-3143	Templeton Investment Counsel, LLC -subadvised by F-T Investments (Asia)

		Ltd
Templeton Growth Fund, Inc.	811-4892	Templeton Global Advisors, Ltd.
Templeton Income Trust	811-4706	Franklin Advisers, Inc.
Not sure if mentioned in Complaint directly, but Templeton Institutional Funds, Inc.	811-6135	*Emerging Markets Series –* Templeton Asset Management, Ltd. *Emerging Fixed Income Markets Series –* Franklin Advisers, Inc. *Foreign Equity Series –* Templeton Investment Counsel, Inc. *Foreign Smaller Companies Series –* Templeton Investment Counsel, LLC -subadvised by FT Investments (Asia) Limited *FT Non U.S. Core Equity Series –* FT Alternative Strategies, Inc. -subadvised by Fiduciary Internat'l, Inc.

ORIGINAL FILED
04 MAR 10 PM 2:23
CLERK U.S. DISTRICT COURT
NORTHERN DISTRICT OF CALIFORNIA

WOLF HALDENSTEIN ADLER
FREEMAN & HERZ LLP
FRANCIS M. GREGOREK (144785)
BETSY C. MANIFOLD (182450)
FRANCIS A. BOTTINI, JR. (175783)
RACHELE R. RICKERT (190634)
Symphony Towers
750 B Street, Suite 2770
San Diego, CA 92101
Telephone: 619/239-4599
Facsimile: 619/234-4599

Attorneys for Plaintiff

[Additional Counsel Appear On Signature Page]

IN THE UNITED STATES DISTRICT COURT
FOR THE NORTHERN DISTRICT OF CALIFORNIA

SIMON J. DENENBERG, TRUSTEE for the BEVERLY KAUFMAN TRUST derivatively on behalf of the FRANKLIN U.S. GOVERNMENT SECURITIES FUND, FRANKLIN CUSTODIAN FUNDS, INC., and the "FRANKLIN FUNDS"[1] Plaintiff, FRANKLIN RESOURCES, INC., FRANKLIN ADVISERS, INC., FRANKLIN TEMPLETON SERVICES, LLC, FRANKLIN TEMPLETON DISTRIBUTORS, INC., FRANKLIN TEMPLETON INVESTOR SERVICES, LLC, FRANKLIN TEMPLETON INVESTMENT SERVICES, INC., FRANKLIN TEMPLETON STRATEGIC GROWTH FUND, INC., FRANKLIN TEMPLETON ALTERNATIVE STRATEGIES, LLC, WILLIAM POST, CHARLES B. JOHNSON, RUPERT H. JOHNSON, HARRY G. MUMFORD, PETER JONES, PHILIP BENSEN, MURRAY CLEANER, GREG E. JOHNSON, CHUCK E. JOHNSON, HARRIS J. ASHTON, S. JOSEPH FORTUNATO, EDITH E. HOLIDAY, GORDON S. MACKLIN, SECURITY BROKERAGE, INC., and DANIEL G. CALUGAR Defendants	Civil Action No. C 04 0992 EMC DERIVATIVE COMPLAINT Plaintiffs Demand Trial By Jury

[Caption Continues On Next Page]

[1] A list of the Franklin Funds ("Franklin Funds" or "Funds") is attached to this Derivative Complaint ("Complaint") as Exhibit A.

and

the FRANKLIN U.S. GOVERNMENT SECURITIES FUND, FRANKLIN CUSTODIAN FUNDS, INC., and the "FRANKLIN FUNDS"

Nominal Defendants.

The plaintiff, Simon J. Denenberg as Trustee for the Beverly Kaufman Trust, derivatively on behalf of the Franklin U.S. Government Securities Fund, Franklin Custodian Funds, Inc., and each of the Franklin Funds hereby complains against the Defendants as follows:

SUMMARY OF THE ACTION

1. This derivative action seeks to recover damages to the Franklin U.S. Government Securities Fund, the Franklin Custodian Funds, Inc., and the Franklin Funds caused by a fraudulent scheme entered into by the defendants to enrich themselves at the expense of mutual fund shareholders and the Funds by permitting favored investors to engage in rapid in and out trades in the Franklin Funds, a practice commonly called "market-timing" or "timing."

(a) As alleged below, senior executives of Franklin Resources, Inc., Franklin Advisers, Inc., Franklin Templeton Distributors, Inc., Templeton/Franklin Investment Services, Franklin Templeton Alternative Strategies, LLC, and Directors of the Franklin Funds agreed and negotiated to permit Defendant Daniel G. Calugar to market-time the Franklin Funds in exchange for his investment of millions of dollars in a hedge fund operated and managed by the Franklin Defendants (see paragraph 15 below). The arrangement garnered substantial fees, which benefited the Defendants, but which harmed the Franklin Funds and their shareholders.

(b) This derivative action also seeks to recover damages to the Franklin U.S. Government Securities Fund, the Franklin Custodian Funds, Inc., and the Franklin Funds caused by a scheme whereby the Franklin Defendants paid additional compensation, in excess of the usual standard sales loads, to certain brokers for selling Franklin Funds in order to satisfy preferred list or other shelf space arrangements, thus wasting corporate assets.

JURISDICTION AND VENUE

2. This Court has jurisdiction over this action pursuant to Section 44 of the Investment Company Act of 1940 ("Investment Company Act"), 15 U.S.C. § 80a-43; Section 214 of the Investment Advisers Act of 1940, 15 U.S.C. § 806-14; Section 27 of the Securities Exchange Act of 1934 (the "Exchange Act"), 15 U.S.C. § 78aa; and 28 U.S.C. § 1331.

3. This Court also has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claims asserted herein, because they arise out of and are part of the same case or controversy as the federal claims alleged.

4. Venue is proper in this judicial district because some or all of the Defendants conduct business in this district, some of the wrongful acts alleged herein took place or originated in this district, and Defendants Franklin Resources, Inc., Franklin Templeton Services, LLC, Franklin Templeton Distributors, Inc., and Franklin Templeton Investor Services, LLC are located in this district.

5. In connection with the acts and practices alleged herein, Defendants directly or indirectly used the mails and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets and national securities exchanges.

PARTIES

Plaintiff

6. Plaintiff, Simon J. Denenberg, as Trustee for the Beverly Kaufman Trust ("Plaintiff"), a resident of Montgomery County, Pennsylvania, purchased shares of the Franklin U.S. Government Securities Fund beginning February 1993 and continues to hold such shares.

Franklin Defendants

7. Defendant Franklin Resources, Inc. ("Resources") is a publicly owned Delaware corporation engaged in the financial services industry through its subsidiaries with primary offices located at One Franklin Parkway, San Mateo, California, 94403. Resources is the ultimate parent of the entities described in paragraphs 8 through 14 below and is engaged in the mutual fund business under the trade name Franklin Templeton Investments. Resources manages investment vehicles for individuals, institutions, pension plans, trusts, partnerships and other clients. Resources offers mutual funds through three mutual fund families: the Franklin, Templeton, and Mutual Series. Resources is the fourth largest mutual fund company in the United States with $301.9 billion under management as of September 30, 2003.

(a) Resource derives substantially all of its revenues from providing investment advisory, management, distribution, and administrative services to the Franklin Funds. Resources revenues depend to a large extent on the amount of assets under management.

(b) Defendants Charles B. Johnson and Rupert H. Johnson, Jr.[2] are the principal shareholders of Resources, together owning approximately one third of the outstanding stock.

8. Defendant Franklin Advisers, Inc. ("Advisers") is the investment manager to the Franklin U.S. Government Securities Fund and is a wholly owned subsidiary of Resources. Together, Advisers and its affiliates manage over $322 billion in assets. Advisers provides investment research and portfolio management services, and selects the securities for the mutual fund to buy, hold or sell. Advisers also selects the brokers who execute the mutual funds' portfolio transactions. Advisers provides periodic reports to the boards of directors of the funds that it manages, and the boards review and supervise Advisers' investment activities. The U.S. Government Securities Fund pays Advisers a fee based upon the Fund's average daily net assets.

9. Defendant Franklin Templeton Services, LLC ("FT Services") has an agreement with each investment manager, including Advisers, to provide certain administrative services and facilities for the mutual funds. FT Services is an indirect, wholly owned subsidiary of Resources and is an affiliate of the Funds' managers and principal underwriter. The administrative services FT Services provides include preparing and maintaining books, records, and tax and financial reports, and monitoring compliance with regulatory requirements. The Franklin Funds' managers pay FT Services a monthly fee. FT Services is located at One Franklin Parkway, San Mateo, California, 94403.

10. Defendant Franklin Templeton Distributors, Inc. ("Distributors') acts as the principal underwriter and distributor in the continuous public offering of the mutual fund shares. Distributors is located at One Franklin Parkway, San Mateo, CA 94403-1906. Distributors receives underwriting commissions in connection with the offering of mutual fund

[2] Charles B. Johnson and Rupert H. Johnson, Jr. are brothers.

shares, retains discounts and commissions after allowances to dealers, and receives amounts in connection with redemptions or repurchases of shares.

11. Defendant Franklin Templeton Investor Services, LLC ("Investor Services") is the Funds' shareholder servicing agent and acts as the Funds' transfer agent and dividend-paying agent. Investor Services is located at One Franklin Parkway, San Mateo, CA 94403-1906. Investor Services receives a fee for servicing Fund accounts.

12. Defendant Templeton/Franklin Investment Services, Inc. is a broker dealer and investment adviser incorporated in Delaware and located at 500 East Broward Boulevard, Suite 2100, Fort Lauderdale, Florida, 33394.

13. Defendant Franklin Templeton Strategic Growth Fund, L.P. ("FT Hedge Fund") is a Delaware Limited Partnership operating as a hedge fund. FT Hedge Fund is a group of hedge funds with each underlying hedge fund requiring a minimum investment of $1 million. Calugar's $10 million investment comprised 59% of the total investments in the FT Hedge Fund.

14. Defendant Franklin Templeton Alternative Strategies, LLC is the General Partner of the FT hedge Fund. Franklin Templeton Alternative Strategies, LLC is located at 500 East Broward Boulevard, Suite 2100, Fort Lauderdale, Florida, 33394.

15. The defendants described in paragraphs 7 through 14, with the exception of the defendants described in paragraph7(b), are sometimes referred to as the "Franklin Defendants."

Officer Defendants

16. Defendant William Post ("Post") was an employee of Resources from June 2000 to December 2003. Post was the President and Chief Executive Officer of Templeton/Franklin Investment Services, Inc. for the Northern California Region from March 2002 through December 2003. From September 2000 to December 2003, Post was Senior Vice President of Franklin Templeton Trust Company. From October 2000 to December 2003, Post was Portfolio Manager of Franklin Private Client Group. From July 2001 to December 2003, Post was Vice President of Franklin Templeton Alternative Strategies, Inc.

Post personally negotiated the agreement that permitted Defendant Dan Calugar and his closely held Corporation Security Brokerage, Inc. to time the Franklin Funds in exchange for an investment in the Franklin hedge fund. Post was placed on "administrative leave" in December 2003 because he failed to cooperate with an internal investigation regarding market timing. He has since left the company.

17. Defendant Charles B. Johnson was at all relevant times Chairman and Chief Executive Officer of Resources, Vice President and Chairman of Distributors, and a Director of 142 Franklin Funds. In his capacity Chairman and CEO of Resources he was ultimately responsible for the actions of Resources.

18. Defendant Rupert H. Johnson, Jr. is and was at relevant times Vice President and Director of Distributors, Vice Chairman of the Resources, Director of Advisers and Franklin Investor Advisory Services, Inc., and is a Director of 125 Franklin Funds.

19. Defendant Harry G. Mumford ("Toby Mumford") was at all relevant times the Senior Managing Director for Franklin Templeton Alternative Strategies, LLC.

20. Defendant Peter Jones was at all relevant times President of Franklin Templeton Distributors Inc.

21. Defendant Philip Bensen was at all relevant times Senior Vice President and National Sales Manager of Franklin/Templeton Distributors Inc.

22. Defendant Murray Cleaner was at all relevant times Vice President for Institutional Sales of Resources.

23. Defendant Greg E. Johnson was co-president of Resources since 1999 and became co-chief executive officer effective January 1, 2004. Greg E. Johnson is the son of Charles B. Johnson.

24. Defendant Charles "Chuck" E. Johnson was a member of the Office of the President of Franklin Resources, Inc. and a member of the Board of Directors at all relevant times. Chuck E. Johnson is the son of Charles B. Johnson.

25. The defendants described in paragraphs 16 through 24 are sometimes referred to as the "Officer Defendants."

26. Each of the Officer Defendants knew of the market timing arrangement made with Defendants Calugar and Security Brokerage, Inc. (see paragraphs 29 and 30 below), and either failed to prevent such timing arrangement despite his ability to do so by virtue of his position and knowledge of such, or actively facilitated the timing arrangements as alleged below.

Director Defendants

27. The Director Defendants are each members of the Board of Directors of Franklin Custodian Funds, Inc. (see paragraph 33 below). The Directors are responsible for overall management of the Franklin Custodian Funds, Inc., including general supervision. The Directors also elect the officers of the Franklin Custodian Funds, Inc. who are responsible for the day-to-day activities of the fund. The Direct Defendants are:

(a) Harris J. Ashton, director of 142 Franklin Funds

(b) S. Joseph Fortunato, director of 143 Franklin Funds

(c) Edith E. Holiday, director of 96 Franklin Funds

(d) Gordon S. Macklin, director of 142 Franklin Funds

(e) Charles B. Johnson, director of 142 Franklin Funds (see paragraph 17 above)

(d) Rupert H. Johnson, Jr., director of 125 Franklin Funds (see paragraph 18 above).

28. The defendants described in paragraph 27 are sometimes referred to as the "Director Defendants."

Security Brokerage Defendants

29. Defendant Security Brokerage Inc. ("Security Brokerage") is a registered broker-dealer located at 3960 Howard Hughes Parkway, Suite 700, Las Vegas, Nevada, 89109. Security Brokerage was engaged in the business of market timing mutual funds at all relevant times.

30. Defendant Daniel G. Calugar ("Calugar") is the owner and President of Security Brokerage Inc. The Securities and Exchange Commission ("SEC") charged Calugar and

Security Brokerage in December 2003 with securities fraud involving late trading and market timing in mutual funds in exchange for "sticky asset"[3] investments in the hedge funds of the mutual fund companies, including the Franklin Funds.

31. The defendants described in paragraphs 29 and 30 are sometimes referred to as the "Security Brokerage Defendants."

Nominal Defendants

32. Nominal Defendant Franklin U.S. Government Securities Fund (the "Government Securities Fund") is a mutual fund. The Government Securities Fund is a series of shares of Franklin Custodian Funds, Inc. The Government Securities Fund invests in a portfolio limited to U.S. government securities and repurchase agreements collateralized by U.S. government securities.

33. Nominal Defendant Franklin Custodian Funds, Inc. is organized as a Maryland Corporation and is registered under the Investment Company Act as an open-end management investment company. Franklin Custodian Funds, Inc. has five series of shares, each one representing a different mutual fund, one of which is the Government Securities Fund.

34. Nominal Defendants the Franklin Mutual Funds are mutual funds offered through subsidiaries of Resources and are listed on Exhibit A.

35. The defendants described in paragraphs 32 through 34 are sometimes referred to as the "Nominal Defendants."

PRELIMINARY STATEMENT

36. This derivative action is brought to recover damages for injuries to the Government Security Fund, the Franklin Custodian Funds and the Franklin Mutual Funds and each of them caused by the Franklin Defendants', the Officer Defendants', and the Director Defendants' breaches of fiduciary duty of and the unlawful and manipulative trading activities

---

3 Portfolio managers and advisers make their profit from fees charged to the funds for financial advice and other services. Such fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the advisers and managers make. Knowing this, timers frequently offer a fund manager/advisor static assets in another investment vehicle, such as the FT Hedge Fund here, in exchange for the right to time. These static assets are called "sticky assets."

and devices in the Franklin Mutual Funds by the Defendants, which operated as a fraud and deceit on the Plaintiff and the Nominal Defendants (hereafter together "Plaintiff").

Fiduciary Duty

37. Each of the Franklin Defendants, the Officer Defendants and the Director Defendants owed to the Franklin Funds and their shareholders the fiduciary duties of loyalty, candor and fair dealing, and under the Investment Company Act, the duty to refrain from charging or collecting excess compensation or other payments for services in order to preserve the Franklin Funds' property and assets, the duty not to place their own financial interests above those of the Franklin Funds and their shareholders, the duty not to engage in deceptive contrivances, schemes or acts that act as a fraud or deception on the Franklin Funds and shareholders, and the duty of full and candid disclosure of all material facts thereto.

FACTUAL BACKGROUND

Market Timing

38. Like all other mutual funds, the Franklin Funds' shares are valued once a day, at 4:00 p.m. Eastern Time, following the close of the financial markets in New York. The price, known as the Net Asset Value ("NAV"), reflects the closing prices of the securities that comprise a particular fund's portfolio plus the value of any uninvested cash that the fund manager maintains for the fund. Thus, although the shares of a mutual fund are bought and sold all day long, the price at which the shares trade does not change during the course of the day. Orders placed any time up to 4:00 p.m. are priced at that day's NAV, and orders placed after 4:01 p.m. are priced at the next day's NAV. This practice, to price orders at the next day's NAV, is known as "forward pricing" and has been required by law since 1968.

39. Late Trading. Because of forward pricing, mutual funds are susceptible to a manipulative practice known as "late trading." Late trading is the unlawful practice of allowing some investors to purchase mutual fund shares **after** 4:00 p.m. at that day's NAV, even though such after-hours trades should be priced at the next day's NAV. Late traders seek to take advantage of events that occur after the close of trading on any given day, while purchasing shares of mutual funds at prices that do not reflect those events. "Late trading can

be analogized to betting today on yesterday's horse races."[4] The late trader's arbitrage profit comes dollar-for-dollar out of the mutual fund that the late trader buys. When the late trader redeems his shares and claims his profit, *the mutual fund manager has to either sell stock, or use cash on hand -- stock and cash that used to belong in the shareholder and the fund* -- to give the late trader his gain. The late trader's profit is revenue withheld from the shareholders and the mutual fund. The forward pricing rule was enacted precisely to prevent this kind of abuse. *See* 17 C.F.R. § 270.22c-1(a).

40. Timing. Another manipulative practice used by Defendants to exploit mutual fund pricing is known as "timing," which involves short-term "in-and-out" trading of mutual fund shares. One timing scheme is *"time zone arbitrage,"* which takes advantage of the fact that some funds use "stale" prices to calculate NAV. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that invests in Japanese companies. Because of the time zone difference, the Japanese market closes at 2:00 a.m. New York time. When the NAV is calculated at 4:00 p.m. in New York, it is based upon market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it opens later, the stale Japanese prices will not reflect the price change and the fund's NAV will be artificially low. A trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. By "timing" the fund, an investor seeks to earn repeated profits in a single mutual fund.

41. Another market timing scheme is *"liquidity arbitrage."* Under this scheme, a trader seeks to take advantage of stale prices in certain infrequently traded investments, such as high-yield bonds or the stock of small capitalization companies. The fact that such securities may not have traded for hours before the 4:00 p.m. closing time can render the fund's NAV stale, and thus open it to being timed.

---

[4] *State of New York v. Canary Capital Partners et al.*, Supr. Ct. of N.Y., ¶ 10 ("NYAG Complaint").

42. The device of market timing is inconsistent with and inimical to the purpose for mutual funds as long-term investments. Mutual funds are designed for buy-and-hold investors, and are therefore the preferred investment instruments for many retirement and savings accounts. Nonetheless, certain investors attempt to make quick in-and-out trades in order to exploit the inefficiency of mutual fund pricing. The effect of market timing is to artificially increase the frequency of transactions in a mutual fund, and consequently *increase the fund's transaction costs* substantially above what would be incurred if only buy-and-hold investors were trading in the fund's shares. *The increased transaction costs, as well as additional capital gains taxes, reduces the assets of the fund and in turn its NAV.*

43. Market timing also disrupts the trading program of the funds' managers forcing ill-timed redemption and depleting cash in the fund.

44. Continued *successful* timing requires the complicity of a funds' management, which Calugar received from the Officer Defendants, including Defendant Post.

45. Timers also frequently pursue a strategy of trading through third parties, *i.e.*, brokers or other intermediaries who process large numbers of mutual fund trades every day through omnibus accounts where trades are submitted to mutual fund companies en masse. This way, timers hope their activity will be lost amid the other trades in the omnibus account. This is called "*timing under the radar*."

46. Because of the harm timing can cause, honest fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. However, such efforts by honest fund managers to counter the ill effects of market timing on their funds does not eliminate the harm, it only reduces it. Indeed, one recent study estimated that U.S. mutual funds lose $4 billion per year to timers. See Eric Zitzewitz, Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds (October 2002) 35, http://faculty-gsb.stanford.edu/zitzewitz/Reseach/arbitrage1002.pdf.

47. Insider Timing. "Timing" is not a quick-buck device limited to third parties like Calugar who act either alone or in complicity with fund managers. Fund insiders, like portfolio managers, are sometimes unable to resist the opportunity for quick profits at the expense of the

funds offered by timing opportunities. A number of Franklin employees succumbed to this temptation and timed their own 401(k) retirement accounts.

Soft Dollars, Excess Commissions

48. Mutual fund advisers choose brokers to execute trades for their mutual fund's portfolio. Fiduciary duties imposed by the Investment Company Act of 1940 and the common law require fund advisers to seek out the best execution and best prices when executing trades, *unless* the adviser receives something else of value that benefits shareholders. This creates the potential for "soft dollar" deals whereby brokers are rewarded by fund advisers with extra commissions in excess of the normal fees for selling shares of the mutual fund, for recommending the funds to prospective shareholders, or ostensibly in exchange for research services. The compensation to brokers given by the funds, called directed brokerage, comes from directing portfolio trades for the fund to a certain broker even though the best execution or best price might be obtained by using another broker. In some cases, the brokers then return a portion of the excess commission to the adviser, but not to the mutual fund.

49. Often, as was the case with the Franklin Funds, the mutual fund prospectus does not fully disclose the soft dollar agreements. In addition, soft dollar arrangements are not included in the disclosure of management fees, which ordinarily cover the day-to-day costs of running the funds and are included in expense ratios. Instead they are buried in commission expenses that cut directly into the NAV of the funds.

50. Soft dollar arrangements create trading incentives adverse to the best interests of the funds when the fund adviser owes money to a broker that can only be paid by directing trades to the broker causing the adviser to overtrade. Soft dollar arrangements also create conflicts between the adviser and the mutual fund because they provide an incentive for the adviser to direct brokerage based on duplicative and extraneous research rather than quality and cost of execution causing the adviser to forego opportunities to recapture brokerage costs for the benefit of the fund.

SUBSTANTIVE FACTUAL ALLEGATIONS

Prospectus Disclosures

51. The Franklin Funds, like most mutual funds, have internal policies concerning market timing.

52. The Prospectus for the Government Securities Fund filed with the SEC January 31, 2001 states:

> MARKET TIMERS The Funds may restrict or refuse purchases or exchanges by Market Timers. You may be considered a Market Timer if you have (i) requested an exchange out of any of the Franklin Templeton funds within two weeks of an earlier exchange request out of any fund, or (ii) exchanged shares out of any of the Franklin Templeton funds more than twice within a rolling 90 day period, or (iii) otherwise seem to follow a market timing pattern that may adversely affect the Fund. Accounts under common ownership or control with an account that is covered by (i), (ii), or (iii) are also subject to these limits.
>
> Anyone, including the shareholder or the shareholder's agent, who is considered to be a Market Timer by a Fund, its manager or shareholder services agent, will be issued a written notice of their status and the Fund's policies. Identified Market Timers will be required to register with the market timing desk of Franklin Templeton Investor Services, LLC, and to place all purchase and exchange trade requests through the desk. Some funds do not allow investments by Market Timers.

53. The prospectus for the Franklin Small Mid-Cap Growth Fund, the successor to the Franklin Small Cap Fund I, contains the following language:

> MARKET TIMERS The Aggressive Growth Fund, Large Cap Fund and Small Cap Fund II may restrict or refuse purchases or exchanges by Market Timers. The California Fund and **Small-Mid Cap Fund do not allow investments by Market Timers**. You may be considered a Market Timer if you have (i) requested an exchange out of any of the Franklin Templeton funds within two weeks of an earlier exchange request out of any fund, or (ii) **exchanged shares out of any of the Franklin Templeton funds more than twice within a rolling 90 day period**, or (iii) otherwise seem to follow a market timing pattern that may adversely affect the Fund. Accounts under common ownership or control with an account that is covered by (i), (ii), or (iii) also are subject to these limits.
>
> Anyone, including the shareholder or the shareholder's agent, who is considered to be a Market Timer by the Fund, its manager or shareholder services agent, will be issued a written notice of their status and the Fund's policies. **Identified Market Timers who redeem or exchange their shares of the Fund within 90 days of purchase will be assessed a fee of 2% of redemption proceeds. This redemption fee does not**

> **apply to 401(k) participant accounts**, accounts not held individually through Franklin Templeton Investors Services, LLC, and funds under the automatic dividend reinvestment program and the systematic withdrawal program. Some funds do not allow investments by Market Timers.

(emphasis added)

54. In addition, both prospectuses contain the following language:

> **Because excessive trading can hurt fund performance, operations and shareholders**, the Funds reserve the right to revise or terminate the exchange privilege, limit the amount or number of exchanges, reject any exchange, or restrict or refuse purchases if (i) a Fund or its manager believes the Fund would be harmed or unable to invest effectively, or (ii) a Fund receives or anticipates simultaneous orders that may significantly affect the Fund.

(emphasis added)

55. Contrary to this stated policy, the Franklin Defendants and the Officer Defendants knowingly, deceptively permitted and actively facilitated the Security Brokerage Defendants' market timing to the detriment of the Franklin Funds and the shareholders.

56. The Security Brokerage Defendants perpetrated this manipulative scheme on the Franklin Funds, from at least 2001 to 2002, directly or with the complicity of the Franklin Defendants and the Officer Defendants. The schemes violated the Franklin Defendants', Director Defendants', and Officer Defendants' fiduciary duties to the Funds and the securities laws but gained the Defendants substantial fees and other income for themselves and their affiliates.

<u>Franklin Permits Timing in Exchange for Hedge Fund Investments</u>

57. In early 2001, Post and other Resource executives were responsible for creating a new group of Franklin Templeton hedge funds. In order to finance the hedge funds Resources executives sought new investors, including a limited partnership of which Calugar was the general partner called DCIP Limited Partnership.

58. Calugar did not immediately invest in the hedge fund, but instead opened a $30 million profit sharing 401(k) account with Resources under the name of his broker-dealer company, Security Brokerage Inc., on April 6, 2001.

59. Internal emails reveal that officers and employees of the Franklin Defendants knew that Calugar was a market timer, including Defendants: President, Peter Jones; Senior Vice President and National Sales Manager, Philip Bensen; Senior Managing Director, Toby Mumford; and Vice President, Murray Cleaner. On April 20, 2001, Tom Johnson, a Sales Representative for Distributors, wrote,

> "The client [Security Brokerage] is a b/d that is a timer. My buddy at MFS informed me the other day that Security Brokerage dumped $11 million of timing money. They are new to us and MFS. Per Shannon's internal, **they have permission to time.**"

See Commonwealth of Massachusetts Office of the Secretary, Administrative Complaint, *In the Matter of Franklin Resources, et al.*, Docket No. E-2004-007 (Hereinafter "Mass. Compl.") at Exhibit 4 (emphasis added).

60. A later email response from Dan Reinhold, Vice President of Resources' Retirement Division, reveals that Security Brokerage had been given permission to time to the tune of two "round trips per quarter," which was the maximum that would be tolerable under the Franklin Funds' prospectus language. Mass. Compl. Exhibit 4. By using a profit sharing 401(k) plan, of which he was the sole participant, Calugar sought to avoid detection and fees related to quick in-and-out trading of mutual fund shares, a practice known as timing under the radar (see paragraph 45).

61. Many Franklin Defendants' employees expressed concern over the arrangement with Security Brokerage. Jones wrote on May 29, 2001, "**I feel very uncomfortable with this plan.** How are we monitoring? Did we pay a 1% fee or straight NAV? What funds are being used?" A later response on June 4, 2001 from Toby Mumford, Senior Managing Director for Franklin Templeton Alternative Strategies, LLC, stated, "The 12b1 payment will not generate in a loss to Franklin as most likely a finders fee would. **I wonder if taking this type of business sends the wrong message into the world that Tom Johnson is trying to control.**" Johnson responded, "My main concern is regarding finder's fees and timing. Since we [are] not paying a prepaid and we can monitor the plan for compliance, I'm fine. **My thoughts though are that it doesn't pass the smell test.**" Mass. Compl. Exhibit 4 (emphasis added).

62. On August 13, 2001 another attempt to solicit an investment in one of Franklin hedge funds from Calugar was made by Defendant Post. Post gave a hedge fund sales presentation to Calugar/DCIP in Las Vegas. Mass. Compl. Exhibit 8.

63. Post's sales pitch resulted in not only a $10 million sticky asset investment in the FT Hedge Fund by Security Brokerage, but also an agreement to allow Security Brokerage to time $45 million in the Franklin Strategic Small Cap Growth Fund in exchange for its hedge fund investment. An email from Calugar to Post on August 14, 2001 confirmed the agreement. Calugar wrote:

> I want to confirm that, pursuant to our discussions, we intend to place the following new purchases in Franklin Templeton Hedge Funds and Franklin Templeton Mutual Funds:
>
> DCIP, LP (DCIP) will purchase $10 million in the Franklin Templeton Strategic Growth Fund, LP effective September 1. We will wire the funds for this investment on August 20.
>
> During the balance of 2001, Security Brokerage, Inc. (SBI) will make purchase of up to $45 million in the Franklin Strategic Small Cap Growth Fund (FRSGX). **These positions will be invested using a market timing approach we discussed and as described below.** All positions will be held in the name of Security Brokerage, Inc. and will be registered as Network Level 3 positions and exchanged through NSCC Fund/Serv. ...
>
> **The aggregate number of round trip exchanges between the Small Cap Growth Fund and the Franklin Money Fund by the market timing model will not exceed four per month.** I recognize that market timing in a mutual fund is a privilege and not a right, and should Franklin Templeton at any future time elect to terminate our exchange privilege for this account (or assess exchange fees on the account), we will promptly cease all exchange activity. **As we discussed, should that decision be made, we would appreciate your exercising discretion to permit DCIP the option to redeem its hedge fund position.**
>
> I very much appreciate the privilege of making these investments, and the work that you have done to make this possible.

Mass. Compl. Exhibit 10 (emphasis added).

64. By using Fund/SERV Calugar sought to place trades as late in the day as possible and to circumvent the market timing desk at Investor Services. Market Timers are required by Franklin prospectuses to register and execute trades through Investor Services.

65. The same day, Tom Johnson, a sales representative for Distributors sent an email to Maria Delucchi-Kahale, the AML (Anti-Money Laundering) Compliance Officer for the San Mateo Office, regarding a $65 million timing arrangement for Security Brokerage. Specifically, Johnson instructed Kahale that Security Brokerage trades should be entered "as wrap – straight NAV with no prepay and no CDSC [conditional deferred sales charge]" in order to avoid any prepaid commission. Mass. Compl. Exhibit 8.

66. Another email reveals that Defendant Philip Bensen knew about Calugar's arrangement and that Defendant Chuck E. Johnson, a member of the Office of the President of Resources, had affirmed it. Bensen wrote to Jones on August 28:

> Interesting development: We heard from the rep[resentative] that this client some how got in touch with Chuck Johnson. While we don't know what was discussed completely, **Chuck agreed to accept this clients money in various funds and a hedge fund.** [The] [r]ep[resentative] isn't too put out although he did mention disappointment with client going around his back and getting to work with Franklin.

Mass. Compl. Exhibit 9 (emphasis added).

67. Bensen also discussed Calugar's timing arrangement with Murray Cleaner, the Vice President of Institutional Sales for Resources and an employee of both Distributors and Templeton/Franklin Investment Services, Inc. Mass. Compl. Exhibit 9.

68. An email from Calugar to Post also indicates that Defendant Greg E. Johnson knew about the arrangement. On August 17, 2001 Calugar wrote to Post:

> I would like to give Ed Jamieson a call and make sure that he feels comfortable with the timing investment that we plan to make in the Franklin Small Cap Fund. **I know that you have discussed this issue with both Ed [Jamieson] and Greg Johnson,** but I think it would be helpful for me to make a personal call to the fund manager to give him a chance to ask any questions he might have and make sure we are all on the same page. I have done this in several other mutual funds in which we are invested in both hedge fund and mutual fund products, and I think it has been productive in creating a stronger relationship.

Mass. Compl. Exhibit 11 (emphasis added).

69. Unlike the previous arrangement (see paragraph 61), which skirted the bounds of the prospectus language by allowing only two round trips per quarter, the new arrangement

that Calugar negotiated with Post violated the prospectus disclosure by permitting four round trips per month.

70. Calugar knew that four round trips per month would violate the prospectus and so sought reassurance that his timing would be permitted. In an email to post on August 23, 2001, he wrote:

> 1. The July 1, 2001 supplement to the prospectus for the Franklin Small Cap Growth Fund I states that effective September 17, 2001 a fee of 2% of redemption proceeds will be assessed upon Market Timers (as defined on page 69 of the prospectus) who exchange their shares within 90 days of purchase.
>
> 2. Page 60 of the prospectus defines market timers to include someone who has requested an exchange out of any of the Franklin Templeton funds within 2 weeks of an earlier exchange or who exchanges shares out to any of the Franklin Templeton funds more than twice within a rolling 90 day period. **Since I expect that our investment in the Franklin Small Cap Growth Fund will be exchanged out of equity approximately 4 times a month (or 12 times within a rolling 90 day period), it appears that our investment would fall squarely within the definition of "market timing," and therefore a 2% fee would be assessed on each exchange.**
>
> 3. Page 60 of the prospectus also states that identified market timers will be required to register with the market timing desk of Franklin Templeton Investor Services, Inc. and to place all purchases and exchange trade requests through the desk. **We would prefer to place out exchange requests through NSCC Fund/Serv, since that allows us to send in all of our exchanges requests in bulk and receive back next day electronic confirmation by way of the NSCC Networking** system.
>
> **Just looking at the prospectus, I don't see a solution to these issues that would permit us to make the 4 round trip exchanges per month that we desire to place for the assets invested in Franklin Small Cap Growth**. As you know, there is a one year lockup on funds invested in the Franklin Templeton Strategic Growth Fund, so it is important to me that before we make a $10 million investment in the hedge fund, we are able to make reasonably certain that we will be able to make the Franklin Small Cap Growth Fund investment in the manner that we have presented to you.
>
> Because of the significance of this matter, I would like to be able to discuss any proposed solution to these issues both with you and with the persons on the mutual fund side who monitor and enforce the market timing rules to make sure we are all on the same page. It seems clear to me that movement of a $45 million mutual fund position will not go unnoticed, and I want to determine, before making the investment, what the response from the market timing reviewers will be.

Mass. Compl. Exhibit 12 (emphasis added).

71. An email response on behalf of Post sent August 29, 2001 stated that, "provided your trades are limited to no more than four (4) per month and you use Fund/SERV for these exchanges, the 2% fee will not be assessed." Mass. Compl. Exhibit 13. The email also states that "[w]e know your investment in our hedge fund is contingent on your ability to invest in our mutual funds."

72. On September 6, 2001, Calugar wired the $10 million investment for the Franklin hedge fund. *The investment represented 59% of the total funds invested in the hedge fund.* Mass. Compl. Exhibit 16.

73. An email from Tom Johnson to Jones reveals that between September 18, 2001 and October 29, 2001 Calugar made three round trips in and out of the Small Mid Cap Fund, which was the successor to the Small Cap Growth Fund. Jones wrote in an email to Tom Johnson and copied to Greg Johnson, "seems pretty aggressive, right?" Tom Johnson's response to both Jones and Greg Johnson was:

> I have seen a lot worse. But then again there has not been much movement from timers lately. The moves are 100% or approx $20 million. I should have added that they have been in the Small Mid a total of 5 days – two 2 day trips and one 1 day trip. Another $25 million was sent to the money market account last Friday, and I'll make sure there is no prepaid commission when it eventually exchanges to the Small Mid.

Mass. Compl. Exhibit 18.

74. Although the Officer Defendants knew of Security Brokerage's timing arrangement with Post, they did not make any attempt to stop Security Brokerage from timing.

75. On April 2, 2002 Calugar proposed in a letter to Post to increase his hedge fund position to $70 million in exchange for permission to time an additional $210 million in four other mutual funds: Templeton Foreign Fund, Templeton World Fund, Templeton Institutional Foreign Equity, and Templeton Developing Markets. Calugar stated:

> By prospectus, the Templeton international funds reserve the right to identify an investor as a market timer if he exchanges out of the funds more than twice in a 90 day period, and such an investor will be charged a 2% redemption fee on each exchange out of the fund. I would anticipate making 12 round trip exchanges per calendar quarter. The prospectus, however, states that the 2% fee does not apply to 401(k) participants. The mutual fund investment that I would make would consist solely of 401(k) participant account assets, so my investment

> would appear to qualify for the exemption from the 2% charge. If you would like to discuss this proposal further, please call me at 702-699-9911.

Mass. Compl. Exhibit 20.

76. Post spoke to Calugar about this new proposal on April 4, 2002. Calugar sent a follow-up email on April 5, 2002 explaining that his "trading model will make up to 12 'round trip' exchanges per calendar quarter." Further, Calugar stated, "We make our trading decision right at the close of the NYSE trading day. It would be my preference to clear our transactions through the NSCC Fund/SERV system." Mass. Compl. Exhibit 21.

77. Post also assisted Calugar by shopping for additional timing capacity in other mutual fund complexes. Specifically, Post contacted Jeff Paster at Capital Guardian Trust Company on behalf of Calugar indicating that he (Post) was "completing the account application for the client and would appreciate it if you could review the proposed trading activities to determine whether it is acceptable to American Funds." He outlined Calugar's strategy for Jeff Paster:

> Their investment strategy closely monitors the performance of Non-U.S. equities vs. the U.S. Stock Market. As a result, if they take a position in the fund, as market positions change, they may exchange out of the Fund into one of the other selected American Funds.

Mass. Compl. Exhibit 23.

78. Post was placed on administrative leave by Resources on December 15, 2003 because of "questions concerning the completeness of his cooperation in an internal investigation regarding market timing." Mass. Compl. Exhibit 30. He resigned on December 25, 2003.

79. The Secretary of the Commonwealth of Massachusetts filed a civil complaint against the Franklin Defendants on February 4, 2004, as a direct result of the improper timing agreements alleged above.

80. On February 17, 2004 Resources announced that the SEC may bring a regulatory action against Greg E. Johnson for his participation in the scheme.

Insider Timing

81. Timing in the Franklin Funds was not limited to outsiders like Calugar. Resources admitted in its' annual report to SEC on Form 10-K filed December 22, 3003 that an internal inquiry revealed that "a few" current and former employees made quick in-and-out trades of their own 401(k) retirement accounts. Of those "few," two unnamed employees – a fund trader and an executive – were placed on leave. An executive of a Franklin subsidiary was also placed on leave.

Directed Brokerage

82. The Franklin Defendants are being investigated by the SEC and California State Attorney General Bill Lockyer for engaging in the practice of directed brokerage. Franklin Funds paid brokers additional compensation over and above the usual sales loads and 12b-1 fees for selling Franklin funds without advising prospective purchasers that they did so, putting the Franklin Funds at risk. The SEC and the California Attorney General have requested and subpoenaed documents and testimony from Franklin Defendants' employees relating to directed brokerage.

83. Effective November 28, 2003, Resources announced that its adviser subsidiaries would no longer "direct any further brokerage where the allocation is based on sale of Fund shares in order to satisfy preferred list or other shelf space arrangements."

84. Advisers selects the brokers who execute the Government Securities Funds' and the Franklin Funds' portfolio transactions. Advisers also provides periodic reports to the Board of Directors, which review and supervise Advisers activities.

85. The Statement of Additional Information ("SAI") for the Franklin Custodian Funds, which is incorporated into the Prospectus for Franklin Custodian Funds, states that "[w]hen placing a portfolio transaction, the managers seek to obtain prompt execution of orders at the most favorable net price," but that "[t]he managers may pay certain brokers commissions that are higher than those another broker may charge, if the managers determine in good faith that the amount paid is reasonable in relation to the value of the brokerage and research services it receives." This research, however, merely supplements Advisers work because

Advisers is compensated for the research it performs. Moreover, the Adviser is selected based on its performance in researching and selecting assets.

86. The SAI states that the Director Defendants are responsible for reviewing the benefit to the Adviser of third party research paid for by the Government Securities Fund and Franklin Fund assets and the propriety of such arrangements.

87. In the face of the stated policy, the Franklin Defendants and the Director Defendants actively facilitated Advisers in entering into relationships with brokers to pay the brokers excess fees injuring the Government Securities Fund, the Franklin Funds, and their shareholders in order to satisfy preferred list or other shelf space arrangements.

88. The Director Defendants failed to prevent these agreements despite their knowledge of such.

Damages

89. The events described in this Complaint have had and will have a series of deleterious effects on the Franklin Funds, including but not limited to loss of confidence of the investing public in the integrity and management of the Franklin Funds, resulting in an outflow from the Franklin Funds causing the Franklin Funds' NAV to decline and the market value of the Funds to decline.

90. As a result of Defendants' misconduct, the Franklin Funds are exposed to significant regulatory scrutiny and to suit by investors for losses, at a minimum, causing the Franklin Funds to incur unnecessary direct and indirect investigatory, litigation and administrative costs, and potentially resulting in awards, judgments or settlements against the Franklin Funds.

DEMAND EXCUSED ALLEGATIONS

91. The Plaintiff has not made demand upon directors of the Funds to bring an action against the Security Brokerage Defendants, the Franklin Defendants, and other culpable parties to remedy such wrongdoing alleged in this Complaint because:

(a) Demand is excused because no such demand is required for the Plaintiff to assert a federal claim under Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-

35(b), for breach of fiduciary duty in connection with the compensation and other payments paid to the Franklin Defendants.

(b) Demand is also excused because the unlawful acts and practices alleged herein are not subject to the protection of any business judgment rule and could not be ratified, approved, or condoned by disinterested and informed directors under any circumstances.

(c) Demand is also excused because the unlawful acts and practices alleged herein involve self-dealing on the part of the Franklin Defendants and its directors and officers, who manage and control the day-to-day affairs of the Franklin Funds.

(d) Demand upon the Director Defendants, who are Directors of the Franklin Funds, is also excused because the Directors of the Franklin Funds were all nominated by management of Resources, and thus owe their positions as well as their loyalties to them and lack sufficient independence to exercise business judgment.

(e) Finally, demand is excused because such demand would be futile. The unlawful acts and practices alleged herein have been the subject of an intense investigation by the Securities and Exchange Commission, New York Attorney General Eliot Spitzer, California State Attorney General Bill Lockyer, and Secretary of Massachusetts William Galvin, culminating in a civil complaint filed February 4, 2004. Consequently, the Defendants and each of them already have been fully informed of the wrongdoing alleged herein and have failed and refused to take appropriate action to recover damages for the Franklin Funds. No shareholder demand could or would prompt the directors to take action if Galvin's investigation and complaint did not.

COUNT I

VIOLATION OF SECTION 36(a) AND 36(b) OF THE INVESTMENT COMPANY ACT AND FOR CONTROL PERSONAL LIABILITY UNDER THE INVESTMENT COMPANY ACT

(Against the Franklin Defendants, the Officer Defendants, and the Director Defendants)

92. Plaintiff incorporates by reference all paragraphs above.

93. The Franklin Funds and each of them are registered investment companies.

94. The Director Defendants, by virtue of their positions and responsibilities for overseeing the activities of the Franklin Funds, including placing portfolio business for purchase and sale, are controlling persons pursuant to Section 48 of the ICA.

95. The Franklin Defendants and Officer Defendants by virtue of their ownership and position and responsibilities for managing and directing the activities of Advisers are controlling persons pursuant to Section 48 of the ICA.

96. Each Franklin Defendant, each Officer Defendant, and each Director Defendant is an investment adviser or an affiliated person of the investment adviser as defined in the Investment Company Act, 15 U.S.C. § 80a-2.

97. Pursuant to Section 36(a) of the ICA, 15 U.S.C. § 80a-35(a), Advisers and the Director Defendants owe to the Franklin Funds and their shareholders the fiduciary duties of loyalty, candor and due care.

98. Each Franklin Defendant, each Officer Defendant, and each Director Defendant, pursuant to Section 36(a), breached his/her or its fiduciary duty to the Franklin Funds by the acts alleged in this complaint.

99. Pursuant to Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), the investment adviser of a mutual fund owes to the mutual fund and its shareholders a fiduciary duty with respect to its receipt of compensation for services or payments of any material nature, paid by the mutual fund or its shareholders to such investment advisor or any affiliated person.

100. Pursuant to Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), a civil action may be brought by a mutual fund shareholder against an investment advisor or any affiliated person who has breached his or its fiduciary duty concerning such compensation or other payments.

101. As alleged above in this Complaint, each Franklin Defendant and each Officer Defendant breached his or its fiduciary duty with respect to the receipt of compensation or other payments from the Franklin Funds or their shareholders.

102. By agreeing and/or conspiring with the Security Brokerage Defendants to permit and/or encourage Security Brokerage to time the Franklin Funds, the Franklin Defendants and the Officer Defendants placed their own self-interest in maximizing their compensation and other payments over the interest of the Franklin Funds and their shareholders.

103. By virtue of the foregoing, the Franklin Defendants and the Officer Defendants have violated Sections 36(a) and 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35.

104. As a direct and proximate result of the Franklin Defendants, the Officer Defendants', and the Director Defendants wrongful conduct, the assets and value (including the NAV) of the Franklin Funds have been reduced and diminished and the corporate assets of the Franklin Funds have been wasted and the Franklin Defendants, Officer Defendants, and Director Defendants are liable.

COUNT II
VIOLATION OF SECTIONS 17 AND 48 AND RULE 17(j)-1 OF THE INVESTMENT COMPANY ACT AND FOR CONTROL PERSON LIABILITY
(Against the Franklin Defendants and the Director Defendants)

105. Plaintiff incorporates by reference all paragraphs above.

106. The Franklin Funds and each of them are registered investment companies.

107. The Franklin Defendants are each "affiliates" of the Franklin Funds as that term is defined in Section 2(a)(3) of the ICA.

108. The Director Defendants are each "affiliates" of the Franklin Funds as that term is defined in Section 2(a)(3) of the ICA.

109. The Franklin Defendants by virtue of their ownership and position and responsibilities for managing and directing the activities of the Franklin Funds are controlling persons pursuant to Section 48 of the ICA.

110. The Director Defendants, by virtue of their positions and responsibilities for managing and directing the activities of the Franklin Funds, including placing portfolio business for purchase and sale, are controlling persons pursuant to Section 48 of the Investment Company Act.

111. The Franklin Defendants, by the operation of the preferred list and shelf space arrangements described in this Complaint, knowingly, deliberately, and recklessly engaged in a

fraudulent, deceptive and manipulative course of conduct in connection with the purchase of securities to be held or to be acquired by an investment company.

112. By virtue of the foregoing, the Franklin Defendants and the Director Defendants violated Section 17(j) of the ICA and Rule 17(j)-1(4) promulgated thereunder.

113. As a direct and proximate result of the wrongdoing of the Franklin Defendants and the Director Defendants as alleged in this Complaint, the Franklin Funds have been reduced and diminished in value and the corporate assets of the Franklin Funds have been wasted and the Franklin Defendants and the Director Defendants are jointly and severally liable.

COUNT III
VIOLATION OF SECTION 206 OF THE INVESTMENT ADVISERS ACT OF 1940
(Against Advisers)

114. Plaintiff incorporates by reference all paragraphs above.

115. This Count II is based on Section 215 of the Investment Advisors Act of 1940, 15 U.S.C. § 8b-15 ("IAA").

116. Advisers was the investment adviser to the Government Securities Fund and the Franklin Funds pursuant to the IAA and as such was a fiduciary under the IAA and held to the standards of behavior defined in Section 206 of the IAA.

117. Advisers breached its fiduciary duties to the Franklin Funds by engaging in the acts described in this Complaint which were acts, practices and courses of business that were knowingly, deliberately and recklessly fraudulent, deceptive and manipulative and a breach of the fiduciary duties defined in Section 206 of the IAA.

118. Advisers is liable to the Franklin Funds and their shareholders as a direct participant in the wrongs alleged in this Count III. Advisers has and had authority and control over the Franklin Funds and their operations including the ability to control the manipulative and illegal acts described in this Complaint.

119. As a direct and proximate result of said defendants' wrongful conduct as alleged in this Complaint, the assets and value (including NAV) of the Franklin Funds have been

reduced and diminished and the corporate assets of the Franklin Funds have been wasted and Advisers has collected illegal profits and fees.

COUNT IV
VIOLATION OF SECTION 10(b) OF THE EXCHANGE ACT AND RULE 10b-5
(Against Advisers and the Security Brokerage Defendants)

120. Plaintiff repeats and realleges all paragraphs above.

121. Advisers and the Security Brokerage Defendants directly engaged in a common plan, scheme and unlawful course of conduct, pursuant to which they knowingly or recklessly engaged in acts, transactions, practices and courses of business and manipulative devices which operated as a fraud and deceit on the Franklin Funds. The purpose and effect of the scheme, plan, and unlawful course of conduct was, among other things, to deceive and harm the plaintiff and cause the Government Securities Fund and the Franklin Funds to sell securities at artificially deflated values as described in the Complaint.

122. The Franklin Funds have suffered damages as a result of the wrongs herein alleged in an amount to be proved at trial.

123. By reason of the foregoing, said defendants have violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder and are liable to the Franklin Funds for damages which they suffered in connection with the purchase or sale of securities in those funds.

COUNT V
VIOLATION OF SECTION 20(a) OF THE EXCHANGE ACT
(Against All Franklin Defendants (Except Advisers), the Officer Defendants, and the Director Defendants)

124. Plaintiff repeats and realleges all paragraphs above.

125. The Franklin Defendants (excepting Advisers), the Officer Defendants, and the Director Defendants each acted as a controlling person of the Advisers within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their active participation in and/or awareness of Advisers' day-to-day operations, the Franklin Defendants, the Officer Defendants, and the Director Defendants had the power to influence and control and did influence and control, directly or indirectly, the decision-making of the Advisers and the

Franklin Funds. The Franklin Defendants, the Officer Defendants, and the Director Defendants had unlimited access to Advisers' records of transactions and had the ability to prevent the Franklin Funds from engaging in the schemes and artifices to defraud complained of in this Complaint.

126. The Franklin Defendants, the Officer Defendants, and the Director Defendants had direct and supervisory involvement over the day-to-day operations of the Advisers and Franklin Funds and, therefore, are presumed to have had and did have the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

127. By virtue of their position as controlling persons, the Franklin Defendants, the Officer Defendants, and the Director Defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of their wrongful conduct, the Franklin Funds suffered damages in connection with the acts and practices alleged in this Complaint.

COUNT VI
COMMON LAW BREACH OF FIDUCIARY DUTY
(Against the Franklin Defendants, Officer Defendants and the Director Defendants)

128. Plaintiff incorporates by reference all of the paragraphs above.

129. The Franklin Defendants, the Officer Defendants and the Director Defendants and each of them owed to the Government Securities Fund, the Franklin Funds and their shareholders, the duty to exercise due care and diligence, honesty and loyalty in the management and administration of the affairs of each Franklin Fund and in the use and preservation of its property and assets, and owed the duty of full and candid disclosure of all material facts thereto. Further, said defendants owed a duty to each of the Franklin Funds and their shareholders not to waste the funds' corporate assets and not to place their own personal self-interest above the best interest of the funds and their shareholders.

130. To discharge those duties, the Franklin Defendants, the Officer Defendants and the Director Defendants were required to exercise prudent supervision over the management, policies, practices, controls, and financial and corporate affairs of the Franklin Funds.

131. As alleged in this Complaint, each of said defendants breached his or its fiduciary duty or conspired with the other defendants in the breach of their fiduciary duty by receiving excessive compensation or payments in connection with the timing schemes and other manipulative schemes as alleged in this Complaint.

132. As alleged above, each of said defendants also breached his or its fiduciary duty or conspired in the breach of said duty to preserve and not to waste the assets of the Franklin Funds and each of them by permitting or incurring excess charges and expenses to the Franklin Funds in connection with the Security Brokerage Defendants' timing scheme.

COUNT VII
AIDING AND ABETTING BREACH OF FIDUCIARY DUTY
(Against the Security Brokerage Defendants)

133. Plaintiff repeats and realleges all paragraphs above.

134. The Security Brokerage Defendants knew of the existence of the fiduciary duty between the Franklin Defendants, Officer Defendants and the Director Defendants and the Franklin Funds and knew the extent of that duty. The Franklin Defendants knew that the acts of "timing" made by them on the Franklin Funds are manipulative devices and knew that these acts were a breach of the fiduciary duties the Franklin Defendants, the Officer Defendants and the Director Defendants owed to the Franklin Funds. The Security Brokerage Defendants maliciously, without justification and through unlawful means, aided and abetted and conspired with the Franklin Defendants, the Officer and Director Defendants in breaching their fiduciary duties and provided substantial assistance and encouragement to the Franklin Defendants, the Officer and the Director Defendants in violating their fiduciary duties in the manner and by the actions described in this Complaint.

135. The Security Brokerage Defendants are jointly and severally liable with the Franklin Defendants, the Officer Defendants and the Director Defendants to the Franklin Funds for damages proximately caused by their aiding and abetting and conspiracy as alleged herein.

136. As a direct and proximate result of the Security Brokerage Defendants' wrongful conduct, the assets and value (including the NAV) of the Franklin Funds have been reduced and diminished and the corporate assets of the funds have been wasted.

COUNT VIII
CIVIL CONSPIRACY
(Against All Defendants)

137. Plaintiff repeats and realleges all paragraphs above.

138. The Defendants entered into an agreement or agreements or combinations with each other to accomplish by common plan the illegal acts described in this Complaint and by their actions demonstrated the existence of an agreement and combination.

139. The Defendants by their actions have manifested actual knowledge that a tortious or illegal act or acts was planned and their intention to aid in such act or acts.

140. The Defendants maliciously and intentionally conspired, combined and agreed with one another to commit the unlawful acts alleged in this Complaint or to commit acts by unlawful means causing injury to Plaintiff and proximately causing injury and damages to the Plaintiff for which they are jointly and severally liable.

141. The Franklin Funds have suffered damages as a result of the wrongs and the conspiracy to commit such wrongs as alleged in the Complaint in an amount to be proved at trial.

WHEREFORE, Plaintiff prays for judgment as follows:

A. Removing each of the Board of Directors of each Franklin Fund named in this Complaint and replacing them with independent Board members,

B. Rescinding the management contracts for the Franklin Funds with Advisers and replacing the manager,

C. Awarding monetary damages against all of the Defendants, jointly and severally, in favor of the Franklin Funds, for all losses and damages suffered as a result of the wrongdoings alleged in this Complaint, including punitive damages where appropriate, together with interest thereon,

D. Ordering Defendants to disgorge all profits earned on unlawful trading and all management fees earned during the period of such trading,

E. Awarding Plaintiff the fees and expenses incurred in this action, including reasonable allowance of fees for plaintiff's attorneys, and experts,

F. Granting Plaintiff such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury of all issues so triable.

CERTIFICATION OF INTERESTED ENTITIES OR PERSONS

Pursuant to Civil L.R. 3-16, the undersigned certifies that as of this date, other than the named parties, there is no such interest to report.

DATED: March 10, 2004

WOLF HALDENSTEIN ADLER
FREEMAN & HERZ, LLP
Francis M. Gregorek, Esq.
Betsy C. Manifold, Esq.
Francis A. Bottini, Jr., Esq.
Rachele R. Rickert, Esq.

FRANCIS M. GREGOREK

750 B Street, Suite 2770
San Diego, CA 92101
Telephone: 619/239-4599
Facsimile: 619/234-4599

CHIMICLES & TIKELLIS LLP
Nicholas E. Chimicles
Denise Davis Schwartzman
Timothy N. Mathews
361 W. Lancaster Avenue
Haverford, PA 19041
Telephone: 610/642-8500

Attorneys for Plaintiff

FRANKLINTEMPLETON2:10073.CPT

EXHIBIT A

EXHIBIT A

The Franklin Templeton Funds

The Franklin Templeton Funds is comprised of portfolios that offer domestic and international equity and fixed-income investments which includes, but is not limited to, the following:

INTERNATIONAL
Mutual European Fund
Templeton China World Fund
Templeton Developing Markets Trust
Templeton Foreign Fund
Templeton Foreign Smaller Companies Fund
Templeton International (Ex EM) Fund

GLOBAL
Franklin Global Aggressive Growth Fund
Franklin Global Growth Fund
Mutual Discovery Fund
Templeton Capital Accumulator Fund
Templeton Global Long-Short Fund
Templeton Global Opportunities Trust
Templeton Global Smaller Companies Fund
Templeton Growth Fund
Templeton World Fund

GROWTH
Franklin Aggressive Growth Fund
Franklin Capital Growth Fund
Franklin Flex Cap Growth Fund
Franklin Small-Mid Cap Growth Fund
Franklin Small Cap Growth Fund II[1]

VALUE
Franklin Balance Sheet Investment Fund[2]
Franklin Equity Income Fund
Franklin Large Cap Value Fund
Franklin MicroCap Value Fund[3]
Franklin Small Cap Value Fund
Mutual Beacon Fund
Mutual Qualified Fund
Mutual Shares Fund

BLEND
Franklin Blue Chip Fund
Franklin Convertible Securities Fund
Franklin Growth Fund
Franklin Rising Dividends Fund
Franklin U.S. Long-Short Fund[4]

SECTOR
Franklin Biotechnology Discovery Fund
Franklin DynaTech Fund
Franklin Global Communications Fund
Franklin Global Health Care Fund
Franklin Gold and Precious Metals Fund
Franklin Natural Resources Fund
Franklin Real Estate Securities Fund
Franklin Utilities Fund
Franklin Technology Fund
Mutual Financial Services Fund

ASSET ALLOCATION
Franklin Templeton Conservative Target Fund
Franklin Templeton Growth Target Fund
Franklin Templeton Moderate Target Fund
Franklin Templeton Corefolio Allocation Fund
Franklin Templeton Founding Funds Allocation Fund

INCOME
Franklin Adjustable U.S. Government Securities Fund[5]
Franklin's AGE High Income Fund
Franklin Federal Money Fund[5,6]
Franklin Floating Rate Daily Access Fund
Franklin Floating Rate Trust[7]
Franklin Income Fund
Franklin Money Fund[5,6]
Franklin Short-Intermediate U.S. Government Securities Fund[5]
Franklin Strategic Income Fund
Franklin Strategic Mortgage Portfolio
Franklin Templeton Hard Currency Fund
Franklin Total Return Fund
Franklin U.S. Government Securities Fund[5]
Templeton Global Bond Fund

TAX-FREE INCOME[8]
Double Tax-Free Income Fund
Federal Intermediate-Term Tax-Free Income Fund
Federal Limited-Term Tax-Free Income Fund
Federal Tax-Free Income Fund
High Yield Tax-Free Income Fund
Insured Tax-Free Income Fund[9]
Tax-Exempt Money Fund[5,6]

STATE-SPECIFIC TAX-FREE INCOME[8]

Alabama	Michigan[9]
Arizona	Minnesota[9]
California[11]	Missouri
Colorado	New Jersey
Connecticut	New York[10]
Florida[10]	North Carolina
Georgia	Ohio[9]
Kentucky	Oregon
Louisiana	Pennsylvania
Maryland	Tennessee
Massachusetts[9]	Virginia

VARIABLE INSURANCE PRODUCTS FUNDS
Franklin Templeton Variable Insurance Products Trust[11]

TEMPLETON.CPT.9970

Simon J. Deneberg, Trustee for the Beverly Kaufman Trust, the plaintiff in the above styled action declares:

I purchased shares of the Franklin U.S. Government Securities Fund beginning Jan 11, 1993 and continue to hold such shares. I reviewed the Complaint and authorized counsel to file the Complaint. This action is not collusive to confer jurisdiction on the United States, which it would not otherwise have.

I declare the above to be true under the penalty of perjury.

Dated: 2/17/04

Simon J. Deneberg,
Trustee for the Beverly Kaufman Trust

ADR

Dispute Resolution Procedures

in the
Northern District
of California



United States District Court

ADR

Table of Contents

Why does the court offer ADR?

A Message from the Judges of the U.S. District Court

It is the mission of this court to do everything it can to help parties resolve their disputes as fairly, quickly and efficiently as possible. The cases filed in our court present a wide range of issues and circumstances. No single process can be expected to meet the needs of all of these cases.

While traditional litigation can serve parties' interests well in some situations, many cases have needs that can be better met through other procedures. We offer a wide selection of non-binding alternative dispute resolution (ADR) options—each of which provides different kinds of services—so that parties can use the procedure that best fits the particular circumstances of their case.

As discussed in the following pages, ADR processes can offer numerous advantages over both formal litigation and direct negotiations between the parties. In contrast to formal litigation and direct negotiations, ADR procedures may lead to resolutions that are:

- faster
- less expensive
- more creative
- better tailored to all parties' underlying interests

We urge you to consider using an ADR process in any civil case, at any time. The court's professional ADR staff, which includes attorneys with expertise in ADR procedures, is available to help you select a suitable option or to customize an ADR procedure to meet your needs. Our ADR processes, which are governed by the court's ADR Local Rules, are available in each civil case, regardless of whether the case was assigned to a particular ADR program at filing.

This handbook informs you about:

- the benefits of ADR
- available ADR options
- selecting an appropriate ADR process
- procedures in ADR programs

To help ensure that you make informed choices, the court requires, under Civil Local Rule 16, that every attorney and client certify that they have read this handbook and considered the ADR options. Reading this handbook is not a substitute for understanding the ADR Local Rules. Be sure to consult the rules when selecting and participating in an ADR process.

We have committed substantial resources to our ADR programs because we are confident that litigants who use them conscientiously can save significant money and time and will often obtain more satisfying results.

Marilyn Hall Patel
Chief Judge
For all the Judges of the Court

ADR

How can ADR help in my case?

Most cases can benefit in some way from ADR. The various ADR processes offer different types of benefits. Each ADR process offers at least some of the following advantages over traditional litigation or direct settlement negotiations.

Produce more satisfying results

After litigating a case through trial, even the winners may feel they have lost. The costs and time commitment on both sides may be enormous. Sometimes neither side is satisfied with the result—and any relationship that may have existed between the parties is likely to have been severely strained. On the other hand, ADR may:

- help settle all or part of the dispute much sooner than trial
- permit a mutually acceptable solution that a court would not have the power to order
- save time and money
- preserve ongoing business or personal relationships
- increase satisfaction and thus result in a greater likelihood of a lasting resolution

Allow more flexibility, control and participation

In formal litigation, the court is limited in the procedures it must follow and the remedies it may award—and submitting a case to a judge or jury can be extremely risky. ADR processes are more flexible and permit parties to participate more fully and in a wider range of ways. They afford parties more control by providing opportunities to:

- tailor the procedures used to seek a resolution
- broaden the interests taken into consideration
- fashion a business-driven or other creative solution that may not be available from the court
- protect confidentiality
- eliminate the risks of litigation

Enable a better understanding of the case

In traditional litigation, sometimes the parties stop communicating directly—and it is only after a significant amount of time and expensive discovery or motions that the parties understand what is really in dispute. ADR can expedite the parties' access to information. It can also improve the quality of justice by helping the parties obtain a better understanding of their case early on. It may:

- provide an opportunity for clients to communicate their views directly and informally
- help parties get to the core of the case and identify the disputed issues
- enhance the parties' understanding of the relevant law and the strengths and weaknesses of their positions
- help parties agree to exchange key information directly

Improve case management

Attorneys in litigation sometimes find it difficult, early in the case, to devise a cost-effective case management plan, reach stipulations or narrow the dispute. An ADR neutral can help parties:

- streamline discovery and motions
- narrow the issues in dispute and identify areas of agreement and disagreement
- reach factual and legal stipulations

Reduce hostility

Due to its adversarial nature, litigation sometimes increases the level of hostility between sides, which can make communication more difficult and impede chances for settlement. In contrast, a trained ADR neutral can:

- improve the quality and tone of communication between parties
- decrease hostility between clients and between lawyers
- reduce the risk that parties will give up on settlement efforts

WHEN ADR MAY NOT BE USEFUL

Although most cases can benefit in some way from ADR, some cases might be better handled without ADR. These include suits in which:

- a party seeks to establish precedent
- a dispositive motion requiring little preparation will probably succeed
- a party needs the protections of formal litigation
- a party prefers that a judge preside over all processes

If your dispute might benefit from one or more of the listed advantages, you should seriously consider trying ADR and give careful thought to selecting the most appropriate process for your case.

ADR

Which ADR processes does the court offer?

The court sponsors four major ADR processes:

- **Arbitration** (non-binding, or binding if all parties agree)
- **Early Neutral Evaluation**
- **Mediation**
- **Settlement Conferences** conducted by magistrate judges or district judges

Each of these programs is described separately in the next few pages. Please consult the ADR Local Rules for more information. The court's ADR staff will help parties customize an ADR process to meet their needs.

The court also makes available other dispute resolution processes and encourages parties to consider retaining the services of private sector ADR providers as discussed on page 19 and in ADR Local Rule 8.

Arbitration

Goal:

The goal of court-sponsored arbitration is to provide parties with an adjudication that is earlier, faster, less formal and less expensive than trial. The award (a proposed judgment) in a non-binding arbitration may either:

- become the judgment in the case if all parties accept it, or
- serve as a starting point for settlement discussions

Process:

At the election of the parties, either one arbitrator or a panel of three arbitrators presides at a hearing where the parties present evidence through documents, other exhibits and testimony. The application of the rules of evidence is relaxed somewhat in order to save time and money.

The process includes important, trial-like sources of discipline and creates good opportunities to assess the impact and credibility of key witnesses:

- parties may use subpoenas to compel witnesses to attend or present documents
- witnesses testify under oath, through direct and cross-examination
- the proceedings can be transcribed and testimony could, in some circumstances, be used later at trial for impeachment

Arbitrators apply the law to the facts of the case and issue a non-binding award on the merits. Arbitrators do not "split the difference" and do not conduct mediations or settlement negotiations.

Preservation of right to trial:

Either party may reject the non-binding award and request a trial *de novo* before the assigned judge, who will not know the content of the arbitration award. If no such demand is filed within the prescribed time, the award becomes the final judgment of the court and is not subject to appellate review. There is no penalty for demanding a trial *de novo* or for failing to obtain a judgment at trial that is more favorable than the arbitration award. Rejecting an arbitration award will not delay the trial date.

Parties may stipulate in advance to waive their right to seek a trial *de novo* and thereby commit themselves to be bound by the arbitration award.

The neutral(s):

The court provides the parties with a list of 10 trained arbitrators. Taking turns, the parties strike four names and rank the remaining six in order of preference. The court attempts to assign the parties' first choice.

All arbitrators on the court's panel have the following qualifications:

- admission to the practice of law for at least 10 years
- for at least five years, spent a minimum of 50 percent of professional time litigating or had substantial experience as an ADR neutral
- training by the court

Attendance:

Insurers of parties are strongly encouraged to attend the arbitration. The following individuals are required to attend:

- clients with knowledge of the facts
- the lead trial attorney for each party
- any witnesses compelled by subpoena

Confidentiality:

The arbitration award is not admissible at a subsequent trial *de novo*, unless the parties stipulate otherwise. The award itself is sealed upon filing and may not be disclosed to the assigned judge until the court has entered final judgment in the action or the action is otherwise terminated. Recorded communications made during the arbitration may, for limited purposes, be admissible at a trial *de novo*. See 28 U.S.C. § 655(c).

Timing:

An arbitration may be requested at any time. For cases assigned at filing, the arbitration hearing is generally held within six months of filing the last responsive pleading. For later-referred cases, the hearing is generally held within 120 days after referral to arbitration. The hearing date is set by the arbitrator(s) after consultaton with the parties.

Written submissions:

The parties exchange and submit written statements to the arbitrator(s) at least 10 days before the arbitration. The statements are not filed with the court.

Appropriate cases/circumstances:

All civil cases are eligible. Cases that do not meet the criteria for referral to arbitration at filing under ADR Local Rule 4-2 may not be referred to arbitration unless all parties consent in writing. Cases with the following characteristics may be particularly appropriate for arbitration:

- only monetary (and not injunctive) relief is sought
- the complaint alleges personal injury, property damage or breach of contract
- the amount in controversy is less than $150,000
- the case turns on credibility of witnesses
- the case does not present complex or unusual legal issues

Cost:

There is no charge to the litigants.

Governing rule:

ADR Local Rule 4.

Early Neutral Evaluation

Goal:

The goals of Early Neutral Evaluation (ENE) are to:

- enhance direct communication between the parties about their claims and supporting evidence
- provide an assessment of the merits of the case by a neutral expert
- provide a "reality check" for clients and lawyers
- identify and clarify the central issues in dispute
- assist with discovery and motion planning or with an informal exchange of key information
- facilitate settlement discussions, when requested by the parties

ENE aims to position the case for early resolution by settlement, dispositive motion or trial. It may serve as a cost-effective substitute for formal discovery and pretrial motions. Although settlement is not the major goal of ENE, the process can lead to settlement.

Process:

The evaluator, an experienced attorney with expertise in the subject matter of the case, hosts an informal meeting of clients and counsel at which the following occurs:

- each side—through counsel, clients or witnesses—presents the evidence and arguments supporting its case (without regard to the rules of evidence and without direct or cross-examination of witnesses)
- the evaluator identifies areas of agreement, clarifies and focuses the issues and encourages the parties to enter procedural and substantive stipulations
- the evaluator writes an evaluation in private that includes:
    - an estimate, where feasible, of the likelihood of liability and the dollar range of damages
    - an assessment of the relative strengths and weaknesses of each party's case
    - the reasoning that supports these assessments

- the evaluator offers to present the evaluation to the parties, who may then ask either to:
    - hear the evaluation (which must be presented if any party requests it), *or*
    - postpone hearing the evaluation to:
        - engage in settlement discussions facilitated by the evaluator, often in separate meetings with each side, *or*
        - conduct focused discovery or make additional disclosures
- if settlement discussions do not occur or do not resolve the case, the evaluator may:
    - help the parties devise a plan for sharing additional information and/or conducting the key discovery that will expeditiously equip them to enter meaningful settlement discussions or position the case for resolution by motion or trial
    - help the parties realistically assess litigation costs
    - determine whether some form of follow up to the session would contribute to case development or settlement

Preservation of right to trial:

The evaluator has no power to impose settlement and does not attempt to coerce a party to accept any proposed terms. The parties' formal discovery, disclosure and motion practice rights are fully preserved. The confidential evaluation is non-binding and is not shared with the trial judge. The parties may agree to a binding settlement. If no settlement is reached, the case remains on the litigation track.

The neutral:

The court's ADR staff appoints an ENE evaluator with expertise in the substantive legal area of the lawsuit, who is available and has no apparent conflict of interest. The parties may object to the evaluator if they perceive a conflict of interest.

All evaluators on the court's panel have the following qualifictions:

- admission to the practice of law for at least 15 years
- experience with civil litigation in federal court
- expertise in the substantive law of the case
- training by the court

Many evaluators also have received the court's mediation training.

Attendance:

The following individuals are required to attend in person:

- clients with settlement authority and knowledge of the facts
- the lead trial attorney for each party
- insurers of parties, if their agreement would be necessary to achieve settlement

Requests to permit attendance by phone rather than in person, which will be granted only under extraordinary circumstances, may be made to the ADR Magistrate Judge. Clients are strongly encouraged to participate actively in the ENE session.

Confidentiality:

Communications made in connection with an ENE session ordinarily may not be disclosed to the assigned judge or to anyone else not involved in the litigation, unless otherwise agreed.

Timing:

An ENE session may be requested at any time. Usually, the time for holding the ENE session is:

- for cases in the ADR Multi-Option program (see page 27), presumptively within 90 days after the first Case Management Conference, but this date may be changed by the judge for good cause
- for other cases, generally 60-90 days after the referral to ENE, or as otherwise fixed by the court

The evaluator contacts counsel to schedule an initial telephone conference to set the date, time and location of the ENE session and to discuss how to maximize the utility of ENE.

Written submissions:

Counsel exchange and submit written statements to the evaluator at least 10 days before the ENE session. ADR Local Rule 5-9 lists special requirements for intellectual property cases. The statements are not filed with the court.

Appropriate cases/circumstances:

All civil cases are eligible if the court has an available evaluator with the appropriate subject matter expertise. Cases with the following characteristics may be particularly appropriate:

- counsel or the parties are far apart on their view of the law and/or value of the case
- the case involves technical or specialized subject matter—and it is important to have a neutral with expertise in that subject
- case planning assistance would be useful
- communication across party lines (about merits or procedure) could be improved
- equitable relief is sought—if parties, with the aid of a neutral expert, might agree on the terms of an injunction or consent decree

Cost:

The evaluator volunteers preparation time and the first four hours of the ENE session. After four hours of ENE, the evaluator may either (1) continue to volunteer his or her time or (2) give the parties the option of concluding the procedure or paying the evaluator for additional time at an hourly rate of $200, to be split among the parties as they determine. The procedure continues only if all parties and the evaluator agree. After eight hours in one or more ENE sessions, if all parties agree, the evaluator may charge his or her hourly rate or such other rate that the parties agree to pay.

Governing rule:

ADR Local Rule 5.

Mediation

Goal:

The goal of mediation is to reach a mutually satisfactory agreement resolving all or part of the dispute by carefully exploring not only the relevant evidence and law, but also the parties' underlying interests, needs and priorities.

Process:

Mediation is a flexible, non-binding, confidential process in which a neutral lawyer-mediator facilitates settlement negotiations. The informal session typically begins with presentations of each side's view of the case, through counsel or clients. The mediator, who may meet with the parties in joint and separate sessions, works to:

- improve communication across party lines
- help parties clarify and communicate their interests and those of their opponent
- probe the strengths and weaknesses of each party's legal positions
- identify areas of agreement and help generate options for a mutually agreeable resolution

The mediator generally does not give an overall evaluation of the case. Mediation can extend beyond traditional settlement discussion to broaden the range of resolution options, often by exploring litigants' needs and interests that may be independent of the legal issues in controversy.

Preservation of right to trial:

The mediator has no power to impose settlement and does not attempt to coerce a party to accept any proposed terms. The parties' discovery, disclosure and motion practice rights are fully preserved. The parties may agree to a binding settlement. If no settlement is reached, the case remains on the litigation track.

The neutral:

The court's ADR staff appoints a mediator who is available and has no apparent conflicts of interest. The parties may object to the mediator if they perceive a conflict of interest.

All mediators on the court's panel have the following qualificatiions:

- admission to the practice of law for at least 7 years
- experience in communication and negotiation techniques
- knowledge about civil litigation in federal court
- training by the court

Attendance:

The following individuals are required to attend the mediation session in person:

- clients with settlement authority and knowledge of the facts
- the lead trial attorney for each party
- insurers of parties, if their agreement would be necessary to achieve a settlement

Requests to permit attendance by phone rather than in person, which will be granted only under extraordinary circumstances, may be made to the ADR Magistrate Judge. Clients are strongly encouraged to participate actively in the mediation

Confidentiality:

Communications made in connection with a mediation ordinarily may not be disclosed to the assigned judge or to anyone else not involved in the litigation, unless otherwise agreed.

Timing:

A mediation may be requested at any time. Usually, the time for holding the mediation is:

- for cases in the ADR Multi-Option program (see page 27), presumptively within 90 days after the first Case Management Conference, but this date may be changed by the judge for good cause
- for other cases, generally 60-90 days after the referral to mediation, or as otherwise fixed by the court

The mediator contacts counsel to schedule an initial telephone conference to set the date, time and location of the mediation session and to discuss how to maximize the utility of mediation.

Written submissions:

Counsel exchange and submit written statements to the mediator at least 10 days before the mediation. The mediator may request or accept additional confidential statements that are not shared with the other side. These statements are not filed with the court.

Appropriate cases/circumstances:

All civil cases are eligible. Cases with the following characteristics may be particularly appropriate:

- the parties desire a business-driven or other creative solution
- the parties may benefit from a continuing business or personal relationship
- multiple parties are involved
- equitable relief is sought—if parties, with the aid of a neutral, might agree on the terms of an injunction or consent decree
- communication appears to be a major barrier to resolving or advancing the case

Cost:

The mediator volunteers preparation time and the first four hours of the mediation. After four hours of mediation, the mediator may either (1) continue to volunteer his or her time or (2) give the parties the option of concluding the procedure or paying the mediator for additional time at an hourly rate of $200, to be split among the parties as they determine. The mediation continues only if all parties and the mediator agree. After eight hours in one or more mediation sessions, if all parties agree, the mediator may charge his or her hourly rate or such other rate that the parties agree to pay.

Governing Rule:

ADR Local Rule 6.

Settlement Conferences

Goal:

The goal of a settlement conference is to facilitate the parties' efforts to negotiate a settlement of all or part of the dispute.

Process:

A judicial officer, usually a magistrate judge, helps the parties negotiate. Some settlement judges also use mediation techniques to improve communication among the parties, probe barriers to settlement and assist in formulating resolutions. Settlement judges might articulate views about the merits of the case or the relative strengths and weaknesses of the parties' legal positions. Often settlement judges meet with one side at a time, and some settlement judges rely primarily on meetings with counsel.

Preservation of right to trial:

The settlement judge has no power to impose settlement and does not attempt to coerce a party to accept any proposed terms. The parties may agree to a binding settlement. If no settlement is reached, the case remains on the litigation track. The parties' formal discovery, disclosure and motion practice rights are fully preserved.

The neutral:

A magistrate judge or, in limited circumstances, a district judge conducts the settlement conference. The judge who would preside at trial does not conduct the settlement conference unless the parties stipulate in writing and the judge agrees. Parties may request a specific magistrate judge or rank several magistrate judges in order of preference. The court will attempt to accommodate such preferences.

Magistrate judges have standing orders setting forth their requirements for settlement conferences, including written statements and attendance. Questions about these issues should be directed to the chambers of the assigned magistrate judge.

Attendance:

Settlement judges' standing orders generally require the personal attendance of lead trial counsel and the parties. This requirement is waived only when it poses a substantial hardship, in which case the absent party is required to be available by telephone. Persons who attend the settlement conference are required to be thoroughly familiar with the case and to have authority to negotiate a settlement.

Confidentiality:

Communications made in connection with a settlement conference ordinarily may not be disclosed to the assigned judge or to anyone else not involved in the litigation, unless otherwise agreed.

Timing:

The assigned judge may refer a case to a magistrate judge for a settlement conference at any time. The timing of the settlement conference depends on the schedule of the assigned magistrate judge.

Written submissions:

Written settlement conference statements, when required, are submitted directly to the settlement judge. The statements are not filed with the court.

Appropriate cases/circumstances:

All civil cases are eligible. Cases with the following characteristics may be particularly appropriate:

- a client or attorney prefers to appear before a judicial officer
- issues of procedural law are especially important
- a party is not represented by counsel

Cost:

There is no charge to the litigants.

Governing rule:

ADR Local Rule 7.

Other ADR Processes

Customized ADR Processes

The court's ADR staff will work with parties to customize an ADR process to meet the needs of their case or to design an ADR process for them. An ADR staff member is available for a telephone conference with all counsel to discuss ADR options. Clients are invited to join such conferences.

Non-binding Summary Bench or Jury Trial

The ADR staff can help parties structure a non-binding summary bench or jury trial under ADR Local Rule 8-1. A summary bench or jury trial is a flexible, non-binding process designed to:

- promote settlement in complex, trial-ready cases headed for long trials
- provide an advisory verdict after an abbreviated presentation of evidence
- offer litigants a chance to ask questions and hear the reactions of the judge and/or jury
- trigger settlement negotiations based on the judge's or jury's non-binding verdict and reactions

Special Masters

The assigned judge may appoint a special master, whose fee is paid by the parties, to serve a wide variety of functions, including:

- discovery manager
- fact-finder
- host of settlement negotiations
- post-judgment administrator or monitor

Private ADR Providers

The court encourages parties to consider private sector ADR providers who offer services including arbitration, mediation, fact-finding, neutral evaluation and private judging. Private providers may be lawyers, law professors, retired judges or other professionals with expertise in dispute resolution techniques. They generally charge a fee.

ADR

Which is the most suitable ADR process for my case?

Each ADR process meets different needs and circumstances. When selecting an ADR process, you should carefully consider the needs of your particular case or situation and identify the goals you hope to achieve through ADR. Then select the ADR process that appears to maximize the potential for achieving your goals.

The chart on the next page may help you select an ADR process. The chart summarizes the court's general observations about the major benefits of ADR and the extent to which the court's four major ADR processes are likely to accomplish them. These are generalizations that the court believes are accurate in many, but not all, cases. The likelihood that a particular ADR process will deliver a benefit depends not only on the type of process, but on numerous other factors including: the style of the neutral; the type and procedural posture of the case; and the parties' and counsel's attitudes and personalities, level of preparation, and experience with the particular ADR process. The court's ADR staff is available to help you select or customize an ADR process to meet your needs.

What if I don't have a lawyer?

If you are not represented by a lawyer, the court generally suggests that you select the option of a magistrate judge settlement conference where your questions and concerns can be addressed directly by a judge who has experience working with unrepresented parties. Volunteer mediators, evaluators, and arbitrators, who take only a few cases each year, sometimes feel uncomfortable working with unrepresented parties, making it more difficult to place your case in these programs and potentially slowing down the process. If you do select mediation, ENE, or non-binding arbitration and we are unable to find a suitable neutral, your case will be re-directed to a settlement conference with a magistrate judge.

How likely is each ADR Process to deliver the specific benefit?

● = Very likely ◗ = Somewhat likely ○ = Unlikely

	Arbitration	ENE	Mediation	Settlement Conference
ENHANCE PARTY SATISFACTION				
Help settle all or part of dispute	○[1]	◗[2]	●	●[3]
Permit creative/business driven solution that court could not offer	○	◗[2]	●	◗[3]
Preserve personal or business relationships	○[1]	◗[2]	●	◗[3]
Increase satisfaction and thus improve chance of lasting solution	○[1]	◗[2]	●	◗[3]
ALLOW FLEXIBILITY, CONTROL AND PARTICIPATION				
Broaden the interests taken into consideration	N/A	◗[2]	●	◗[3]
Protect confidentiality	◗[4]	●	●	●
Provide trial-like hearing	●	N/A	N/A	N/A
Provide opportunity to appear before judicial officer	N/A	N/A	N/A	●
IMPROVE CASE MANAGEMENT				
Help parties agree on further conduct of the case	N/A	●	◗[5]	◗[3]
Streamline discovery and motions	N/A	●	◗	◗[3]
Narrow issues and identify areas of agreement	N/A	●	●[5]	●
Reach stipulations	N/A	●	◗[5]	●

IMPROVE UNDERSTANDING OF CASE				
Help get to core of case and sort out issues in dispute	◐	●	●	●
Provide neutral evaluation of case	●	●	○	◐[3]
Provide expert in subject matter	◐[6]	●	◐[6]	◐[6]
Help parties see strengths and weaknesses of positions	●	●	●	●
Permit direct and informal communication of clients' views	○	◐	●	○[3]
Provide opportunity to assess witness credibility and performance	●	◐[7]	◐[7]	○
Help parties agree to an informal exchange of key information	○	●	◐[5]	◐[3]
REDUCE HOSTILITY				
Improve communications between parties/attorneys	○[1]	●	●	◐[3]
Decrease hostility	○	●	●	◐[3]

Notes:

1. Arbitration may provide this benefit when the award triggers or contributes to settlement discussions.
2. ENE may provide this benefit when the parties use it for settlement discussions. Many of the court's ENE evaluators also have been trained as mediators.
3. Depending on the settlement judge's particular style, a settlement conference may or may not deliver this benefit.
4. The arbitration award may not be disclosed to the assigned trial judge until the action is terminated. Although the award is not admissable at a trial *de novo*, recorded communications made during the arbitration may be admissable for limited purposes.
5. Mediations may deliver this benefit, but they focus primarily on settlement.
6. Depending on the subject matter of the dispute, the neutral may have expertise.
7. This benefit may result if the parties participate actively in the joint session.

What else do I need to know?

How do I get my case into an ADR Process?

There are three ways cases can enter an ADR process:

At filing

Some cases are presumptively assigned at filing to arbitration. *See* ADR Local Rules 2-3 and 4-2. Other cases are assigned at filing to the ADR Multi-Option Program. *See* page 27 and ADR Local Rules 2-3 and 3-3.

By stipulation/proposed order

Counsel may file a stipulation and proposed order with the assigned judge. *See* ADR Local Rule 2-3(b).

By other order of the court

The assigned judge may order the case into an ADR program at the request of a party or on the judge's own initiative. *See* Local Rule 2-3(b).

What if my case is assigned at filing to arbitration but I'd prefer a different ADR process?

If your case was assigned to arbitration at filing and you would prefer a different ADR process, you may switch processes if the assigned judge so orders, pursuant to the request of one party or stipulation of all parties. You must submit this request within 60 days after the case was filed or within 20 days of the defendant's first appearance. *See* ADR Local Rule 4-2(c).

When can I get my case into an ADR Process?

At any time

Counsel, individually or jointly, can request an ADR referral at any time. The court encourages the use of ADR as early as it can be helpful.

Before the Case Management Conference

If all parties agree on an ADR process before the initial Case Management Conference, which usually occurs about 120 days after filing, you should submit a stipulation and proposed order identifying the process selected and the time frame you prefer.

At the Case Management Conference

If all parties have not yet agreed on an ADR process before the initial Case Management Conference, you will discuss ADR with the judge at the conference. You are asked to state your ADR preferences in the Joint Case Management Statement you file before that conference.

When is the best time to use ADR and how much discovery should I first complete?

You should consider using ADR early, whether you are seeking assistance with settlement or case management. Conducting full-blown discovery before an ADR session may negate potential cost savings. If you are using ADR for settlement purposes, you should know enough about your case to assess its value and identify its major strengths and weaknesses.

Will ADR affect my case's status on the trial track or disclosure and discovery?

Assignment to an ADR process generally does not affect the status of your case in litigation. Disclosure, discovery and motions are not stayed during ADR proceedings unless the court orders otherwise. Judges sometimes postpone case management or status conferences until after the parties have had an ADR session. If your case does not settle through ADR, it remains on the litigation track.

How might ADR be better than the parties meeting on their own?

Getting settlement discussions started

Sometimes advocates are reluctant to initiate settlement discussions. The availability of multiple ADR options and the ADR staff allows a party to explore settlement potential without indicating any litigation weakness.

Saving time and money

For various reasons, direct settlement discussions often do not occur until late in the lawsuit after much time and money have been spent. A substantial amount of time and money can be saved if parties actively explore settlement early in the pretrial period. An ADR process can provide a safe and early opportunity to discuss settlement.

Providing momentum and a "back up"

Often parties successfully negotiate an early resolution to their dispute on their own. Even if you are negotiating a settlement without the assistance of a neutral, you should still consider having your case referred to an ADR process to use as a "back up" in the event the case does not settle. Meanwhile, knowing that you have a date for the ADR process may help provide momentum and a "deadline" for your direct settlement discussions.

Overcoming obstacles to settlement

The adversarial nature of litigation often makes it difficult for counsel and parties to negotiate a settlement effectively. An ADR neutral can help overcome barriers to settlement by selectively using information from each side to:

- help parties engage in productive dialogue
- help each party understand the other side's views and interests
- communicate views or proposals in more palatable terms
- gauge the receptiveness of proposals
- help parties realistically assess their alternatives to settlement
- help generate creative solutions

Improving case management

Discovery can be broad and expensive and sometimes fails to focus on the most important issues in the case. An early meeting with a neutral such as an ENE evaluator may help parties agree to a focused, cost-effective discovery plan or may help them agree to exchange information informally.

Won't I risk giving away my trial strategy in ADR?

About 98 percent of civil cases in our court are resolved without a trial. If you don't raise your best arguments in settlement discussions, you risk failing to achieve the best result for your side. Although you need not reveal in an ADR session sensitive information related to trial strategy, you might find it useful to raise it in a confidential separate session with the neutral (available after the evaluator prepares the evaluation in ENE, or at any time in mediation or a settlement conference). You can then hear the neutral's views of the significance of the information and whether or when sharing it with the other side may benefit you in the negotiations.

What is the ADR Multi-Option Program?

If your case is assigned automatically to the ADR Multi-Option program governed by ADR Local Rule 3, you will be notified on the initial case management scheduling order. In this program, you are presumptively required to participate in one non-binding ADR process offered by the court or, with the assigned judge's permission, in an ADR process offered by a private provider.

We encourage you to discuss ADR with the other side and stipulate to an ADR process as early as feasible. If you do not stipulate early, you may be required to participate in a joint telephone conference with an ADR staff member to consider suitable ADR options for your case. If you have not stipulated before your case management conference, you will discuss ADR with the judge who may refer you to one of the court's ADR processes.

What is an ADR Phone Conference and how do I schedule one?

During ADR Phone Conferences, the court's ADR staff helps counsel select or customize an ADR process that meets the needs of the parties. Clients are encouraged to participate. You may contact the ADR Unit to schedule an ADR Phone Conference.

ADR

Where can I get more information?

Website

Our website at **www.adr.cand.uscourts.gov** contains information about the court's ADR Programs, including the contents of this ADR handbook, the ADR Local Rules, and an application to serve as a neutral.

Clerk's Office

You may obtain copies of this handbook and the ADR Local Rules from the intake counter at the Clerk's Office. The phone number of the Clerk's Office in San Francisco is (415) 522-2000.

Court Library

The court's library on the 18th floor of the Federal Building and United States Courthouse in San Francisco is open to counsel and clients who have cases pending before the court. The library has a collection of resources on ADR. The collection includes an "ENE Handbook," which was prepared by the court for evaluators, but which might be helpful to counsel and clients with cases in ENE. The library's telephone number is (415) 436-8130.

ADR Unit

For information about selecting an ADR process or customizing one for your case, conflicts of interest, becoming a neutral or for other information, contact:

ADR Unit - U.S. District Court
450 Golden Gate Avenue
San Francisco, CA 94102
Tel: (415) 522-2199
Fax: (415) 522-4112
E-mail: ADR@cand.uscourts.gov
Internet: www.adr.cand.uscourts.gov

ADR

alternative dispute resolution program

United States District Court
450 Golden Gate Avenue • San Francisco • California • 94102

Tel: (415) 522-2199
Fax: (415) 522-4112

E-mail: ADR@cand.uscourts.gov
Internet: www.adr.cand.uscourts.gov

ORIGINAL FILED

04 MAR 10 PM 2:26

RICHARD W. WIEKING
CLERK, U.S. DISTRICT COURT
NORTHERN DISTRICT OF CALIFORNIA

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

SIMON J.DENENBERG Plaintiff(s) -v- FRANKLIN RESOURCES, INC. Defendant(s)	C 04-00984 EMC ORDER SETTING INITIAL CASE MANAGEMENT CONFERENCE

IT IS HEREBY ORDERED that this action is assigned to the Honorable Edward M. Chen. When serving the complaint or notice of removal, the plaintiff or removing defendant must serve on all other parties a copy of this order, the handbook entitled "Dispute Resolution Procedures in the Northern District of California," the Notice of Assignment to United States Magistrate Judge for Trial, and all other documents specified in Civil Local Rule 4-2. Counsel must comply with the case schedule listed below unless the Court otherwise orders.

IT IS FURTHER ORDERED that this action is assigned to the Alternative Dispute Resolution (ADR) Multi-Option Program governed by ADR Local Rule 3. Counsel and clients must familiarize themselves with that rule and with the handbook entitled "Dispute Resolution Procedures in the Northern District of California."

CASE SCHEDULE [ADR MULTI-OPTION PROGRAM]

Date	Event	Governing Rule
03/10/2004	Complaint filed	
08/04/2004	Last day to meet and confer re initial disclosures, early settlement, ADR process selection, and discovery plan	FRCivP 26(f) & ADR LR 3-5
08/04/2004	Last day to file Joint ADR Certification with Stipulation to ADR process or Notice of Need for ADR Phone Conference	Civil L.R. 16-8
08/18/2004	Last day to complete initial disclosures or state objection in Rule 26(f) Report, file/serve Case Management Statement, and file/serve Rule 26(f) Report	FRCivP 26(a)(1) Civil L.R.16-9
08/25/2004	Case Management Conference in Courtroom C,15th Floor,SF at 1:30 PM	Civil L.R. 16-10